Exhibit 99.1

TELUS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

report of management on internal control over financial reporting

Management of TELUS Corporation (TELUS, or the Company) is responsible for establishing and maintaining adequate internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

TELUS’ President and Chief Executive Officer and Executive Vice-President and Chief Financial Officer have assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021, in accordance with the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on the assessment referenced in the preceding paragraph, management has determined that the Company’s internal control over financial reporting is effective as of December 31, 2021. In connection with this assessment, no material weaknesses in the Company’s internal control over financial reporting were identified by management as of December 31, 2021.

Deloitte LLP, an Independent Registered Public Accounting Firm, audited the Company’s Consolidated financial statements for the year ended December 31, 2021, and as stated in the Report of Independent Registered Public Accounting Firm, they have expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021.

/s/ “Doug French”	/s/ “Darren Entwistle”

Doug French	Darren Entwistle
Executive Vice-President	President
and Chief Financial Officer	and Chief Executive Officer
February 10, 2022	February 10, 2022

2 | December 31, 2021

report of independent registered public accounting firm

To the Shareholders and the Board of Directors of TELUS Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of TELUS Corporation and subsidiaries (the Company) as at December 31, 2021 and 2020, the related consolidated statements of income and other comprehensive income, changes in owners’ equity and cash flows, for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2021 and 2020, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 10, 2022, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ “Deloitte LLP”

Chartered Professional Accountants

February 10, 2022

Vancouver, Canada

We have served as the Company’s auditor since 2002.

December 31, 2021 | 3

report of independent registered public accounting firm

To the Shareholders and the Board of Directors of TELUS Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of TELUS Corporation and subsidiaries (the Company) as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021, of the Company and our report dated February 10, 2022, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ “Deloitte LLP”

Chartered Professional Accountants

February 10, 2022

Vancouver, Canada

4 | December 31, 2021

consolidated statements of income and other comprehensive income

Years ended December 31 (millions except per share amounts)	Note	2021	2020
OPERATING REVENUES
Service		$14,535	$13,277
Equipment		2,303	2,064
Operating revenues (arising from contracts with customers)	6	16,838	15,341
Other income	7	420	122
Operating revenues and other income		17,258	15,463
OPERATING EXPENSES
Goods and services purchased		6,699	6,268
Employee benefits expense	8	4,269	3,701
Depreciation	17	2,126	2,107
Amortization of intangible assets	18	1,090	905
		14,184	12,981
OPERATING INCOME		3,074	2,482
Financing costs	9	796	771
INCOME BEFORE INCOME TAXES		2,278	1,711
Income taxes	10	580	451
NET INCOME		1,698	1,260
OTHER COMPREHENSIVE INCOME (LOSS)	11
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges		124	(111)
Foreign currency translation adjustment arising from translating financial statements of foreign operations		(130)	113
		(6)	2
Items never subsequently reclassified to income
Change in measurement of investment financial assets		57	14
Employee defined benefit plan re-measurements		600	(312)
		657	(298)
		651	(296)
COMPREHENSIVE INCOME		$2,349	$964
NET INCOME ATTRIBUTABLE TO:
Common Shares		$1,655	$1,207
Non-controlling interests		43	53
		$1,698	$1,260
COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Common Shares		$2,341	$893
Non-controlling interests		8	71
		$2,349	$964
NET INCOME PER COMMON SHARE	12
Basic		$1.23	$0.95
Diluted		$1.22	$0.94

TOTAL WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic		1,346	1,275
Diluted		1,351	1,278

The accompanying notes are an integral part of these consolidated financial statements.

December 31, 2021 | 5

consolidated statements of financial position

As at December 31 (millions)	Note	2021	2020
ASSETS
Current assets
Cash and temporary investments, net		$723	$848
Accounts receivable	6(b)	2,671	2,355
Income and other taxes receivable		206	148
Inventories	1(l)	448	407
Contract assets	6(c)	443	439
Prepaid expenses	20	528	478
Current derivative assets	4(h)	13	2
		5,032	4,677
Non-current assets
Property, plant and equipment, net	17	15,926	15,014
Intangible assets, net	18	17,485	15,048
Goodwill, net	18	7,281	7,160
Contract assets	6(c)	266	268
Other long-term assets	20	2,004	1,106
		42,962	38,596
		$47,994	$43,273

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	22	$114	$100
Accounts payable and accrued liabilities	23	3,705	2,971
Income and other taxes payable		104	122
Dividends payable	13	449	403
Advance billings and customer deposits	24	854	772
Provisions	25	96	73
Current maturities of long-term debt	26	2,927	1,432
Current derivative liabilities	4(h)	24	32
		8,273	5,905
Non-current liabilities
Provisions	25	774	961
Long-term debt	26	17,925	18,856
Other long-term liabilities	27	907	1,265
Deferred income taxes	10	4,056	3,718
		23,662	24,800
Liabilities		31,935	30,705
Owners’ equity
Common equity	28	15,116	12,040
Non-controlling interests		943	528
		16,059	12,568
		$47,994	$43,273
Contingent liabilities	29

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Directors:

/s/ “David L. Mowat”	/s/ “R.H. Auchinleck”

David L. Mowat	R.H. Auchinleck
Director	Director

6 | December 31, 2021

consolidated statements of changes in owners’ equity

		Common equity
		Equity contributed				Accumulated
		Common Shares (Note 28)				other		Non-
(millions)	Note	Number of shares	Share capital	Contributed surplus	Retained earnings	comprehensive income	Total	controlling interests	Total
Balance as at January 1, 2020		1,209	$5,660	$398	$4,371	$119	$10,548	$111	$10,659
Net income		—	—	—	1,207	—	1,207	53	1,260
Other comprehensive income (loss)	11	—	—	—	(312)	(2)	(314)	18	(296)
Dividends	13	—	—	—	(1,520)	—	(1,520)	—	(1,520)
Dividends reinvested and optional cash payments	13(b), 14(c)	23	541	—	—	—	541	—	541
Equity accounted share-based compensation		1	15	82	—	—	97	—	97
Issue of Common Shares in business combination		—	8	—	—	—	8	—	8
Common Shares issued		58	1,453	—	—	—	1,453	—	1,453
Change in ownership interests of subsidiaries		—	—	54	(34)	—	20	346	366
Balance as at December 31, 2020		1,291	$7,677	$534	$3,712	$117	$12,040	$528	$12,568
Balance as at January 1, 2021		1,291	$7,677	$534	$3,712	$117	$12,040	$528	$12,568
Net income		—	—	—	1,655	—	1,655	43	1,698
Other comprehensive income (loss)	11	—	—	—	600	86	686	(35)	651
Dividends	13	—	—	—	(1,711)	—	(1,711)	—	(1,711)
Dividends reinvested and optional cash payments	13(b), 14(c)	24	621	—	—	—	621	—	621
Equity accounted share-based compensation	14(b)	4	79	49	—	—	128	13	141
Common Shares issued	28(a)	51	1,267	—	—	—	1,267	—	1,267
Change in ownership interests of subsidiary	28(c)	—	—	430	—	—	430	394	824
Balance as at December 31, 2021		1,370	$9,644	$1,013	$4,256	$203	$15,116	$943	$16,059

The accompanying notes are an integral part of these consolidated financial statements.

December 31, 2021 | 7

consolidated statements of cash flows

Years ended December 31 (millions)	Note	2021	2020
OPERATING ACTIVITIES
Net income		$1,698	$1,260
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		3,216	3,012
Deferred income taxes	10	47	76
Share-based compensation expense, net	14(a)	139	27
Net employee defined benefit plans expense	15(a)	113	102
Employer contributions to employee defined benefit plans		(53)	(51)
Non-current contract assets		2	60
Non-current unbilled customer finance receivables	20	(184)	(136)
Gain on disposition of financial solutions business	7	(410)	—
Loss from equity accounted investments	7, 21	10	29
Other		(108)	(75)
Net change in non-cash operating working capital	31(a)	(82)	270
Cash provided by operating activities		4,388	4,574
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences	31(a)	(3,097)	(2,822)
Cash payments for spectrum licences	18(a)	(2,219)	—
Cash payments for acquisitions, net	18(b)	(468)	(3,205)
Advances to, and investment in, real estate joint ventures and associates	21	(46)	(100)
Real estate joint venture receipts	21	4	5
Proceeds on disposition		508	86
Investment in portfolio investments and other		(148)	(129)
Cash used by investing activities		(5,466)	(6,165)
FINANCING ACTIVITIES	31(b)
Common Shares issued	28(a)	1,300	1,495
Dividends paid to holders of Common Shares	13(a)	(1,045)	(930)
Issue (repayment) of short-term borrowings, net		10	(8)
Long-term debt issued	26	4,891	4,882
Redemptions and repayment of long-term debt	26	(4,972)	(3,863)
Shares of subsidiary issued and sold to non-controlling interests, net	28(c)	827	400
Other		(58)	(72)
Cash provided by financing activities		953	1,904
CASH POSITION
Increase (decrease) in cash and temporary investments, net		(125)	313
Cash and temporary investments, net, beginning of period		848	535
Cash and temporary investments, net, end of period		$723	$848
SUPPLEMENTAL DISCLOSURE OF OPERATING CASH FLOWS
Interest paid		$(744)	$(740)
Interest received		$17	$13
Income taxes paid, net
In respect of comprehensive income		$(563)	$(397)
In respect of business acquisitions		(38)	(33)
		$(601)	$(430)

The accompanying notes are an integral part of these consolidated financial statements.

8 | December 31, 2021

notes to consolidated financial statements

DECEMBER 31, 2021

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a wide range of technology solutions, including mobile and fixed voice and data telecommunications services and products, healthcare software and technology solutions, and digitally-led customer experiences. Data services include: internet protocol; television; hosting, managed information technology and cloud-based services; software, data management and data analytics-driven smart-food chain technologies; and home and business security.

TELUS Corporation was incorporated under the Company Act (British Columbia) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM Inc. and TC in exchange for Common Shares and Non-Voting Shares of BCT, and BC TELECOM Inc. was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, TELUS Corporation transitioned under the Business Corporations Act (British Columbia), successor to the Company Act (British Columbia). TELUS Corporation maintains its registered office at Floor 7, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3.

December 31, 2021 | 9

The terms “TELUS”, “we”, “us”, “our” or “ourselves” refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries. Our principal subsidiaries are: TELUS Communications Inc., in which, as at December 31, 2021, we have a 100% equity interest; and TELUS International (Cda) Inc., in which, as at December 31, 2021, we have a 55.1% equity interest, and which completed its initial public offering in February 2021, as discussed further in Note 28(c).

10 | December 31, 2021

notes to consolidated financial statements

1	summary of significant accounting policies

Our consolidated financial statements are expressed in Canadian dollars. The generally accepted accounting principles that we apply are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB), and Canadian generally accepted accounting principles.

Generally accepted accounting principles require that we disclose the accounting policies we have selected in those instances in which we have been obligated to choose from among various accounting policies that comply with generally accepted accounting principles. In certain other instances, including those in which no selection among policies is allowed, we are also required to disclose how we have applied certain accounting policies. In the selection and application of accounting policies, we consider, among other factors, the fundamental qualitative characteristics of useful financial information, namely relevance and faithful representation. In our assessment, the accounting policy disclosures we are required to make are not all equally significant for us, as set out in the accompanying table; their relative significance for us will evolve over time, as we do.

These consolidated financial statements for each of the years ended December 31, 2021 and 2020, were authorized by our Board of Directors for issue on February 10, 2022.

Accounting policy requiring a more significant choice among policies and/or a more significant application of judgment
Accounting policy		Yes	No
General application
(a)	Consolidation		X
(b)	Use of estimates and judgments	X
(c)	Financial instruments – recognition and measurement		X
(d)	Hedge accounting		X
Results of operations focused
(e)	Revenue recognition	X
(f)	Depreciation, amortization and impairment	X
(g)	Translation of foreign currencies		X
(h)	Income and other taxes	X
(i)	Share-based compensation		X
(j)	Employee future benefit plans	X
Financial position focused
(k)	Cash and temporary investments, net		X
(l)	Inventories		X
(m)	Property, plant and equipment; intangible assets	X
(n)	Investments		X

(a)	Consolidation

Our consolidated financial statements include our accounts and the accounts of all of our subsidiaries, the principal ones of which are: TELUS Communications Inc. and TELUS International (Cda) Inc. TELUS Communications Inc. includes substantially all of our mobile and fixed operations, excluding the customer experience and digital enablement transformation provided through the customer care and business services business of TELUS International (Cda) Inc.

Our financing arrangements and those of our wholly owned subsidiaries do not impose restrictions on inter-corporate dividends.

On a continuing basis, we review our corporate organization and effect changes as appropriate so as to enhance the value of TELUS Corporation. This process can, and does, affect which of our subsidiaries are considered principal subsidiaries at any particular point in time.

(b)	Use of estimates and judgments

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, assumptions and judgments that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts and classification of revenue and expense during the reporting period. Actual results could differ from those estimates.

Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

December 31, 2021 | 11

notes to consolidated financial statements

Estimates

Examples of the significant estimates and assumptions that we make, and their relative significance and degree of difficulty, are set out in the graphic at right.

Significance \ Degree of difficulty	Higher		Lower
Higher	• The recoverability of intangible assets with indefinite lives (see *Note 18(f)* for discussion of key assumptions) • The recoverability of goodwill (see *Note 18(f)* for discussion of key assumptions)	• Certain actuarial and economic assumptions used in determining defined benefit pension costs and accrued pension benefit obligations (see *Note 15(d)* for discussion of key assumptions)	
Significance	• Determination of the amounts and composition of income and other tax assets and liabilities, including the amounts of unrecognized tax benefits	• The estimated useful lives of assets (see *(f)* following) • Certain economic assumptions used in provisioning for asset retirement obligations (see *(m)* following)	
Lower	• Amounts for net identifiable assets acquired in business combinations and provisions related to business combinations • The recoverability of long-term investments	• The recoverability of tangible and intangible assets subject to amortization	• Determination of allowances for doubtful accounts, unbilled customer finance receivables and contract assets • Determination of the allowance for inventory obsolescence

Judgments

Examples of our significant judgments, apart from those involving estimation, include the following:

•	Assessments about whether line items are sufficiently material to warrant separate presentation in the primary financial statements and, if not, whether they are sufficiently material to warrant separate presentation in the notes to the financial statements. In the normal course, we make changes to our assessments regarding materiality for presentation so that they reflect current economic conditions. Due consideration is given to the view that it is reasonable to expect differing opinions of what is, and is not, material.
•	In respect of revenue-generating transactions, we must make judgments that affect the timing of the recognition of revenue, as set out following:
•	We have millions of multi-year contracts with our customers and we must make judgments about when we have satisfied our performance obligations to our customers, either over a period of time or at a point in time. Service revenues are recognized based upon customers’ access to, or usage of, our telecommunications infrastructure; we believe that this method faithfully depicts the transfer of the services, and thus the revenues are recognized as the services are made available and/or rendered. We consider our performance obligations arising from the sale of equipment to have been satisfied when the equipment has been delivered to, and accepted by, the end-user customers (see (e) following).
•	Principally in the context of revenue-generating transactions involving mobile handsets, we must make judgments as to whether third-party re-sellers that deliver equipment to our customers are acting in the transactions as principals or as our agents. Upon due consideration of the relevant indicators, we believe that the decision to consider the re-sellers to be acting, solely for accounting purposes, as our agents is more representative of the economic substance of the transactions, as we are the primary obligor to the end-user customers. The effect of this judgment is that no equipment revenue is recognized upon the transfer of inventory to third-party re-sellers.
•	We compensate third-party re-sellers and our employees for generating revenues, and we must make judgments as to whether such sales-based compensation amounts are costs incurred to obtain contracts with customers that should be capitalized (see Note 20). We believe that compensation amounts tangentially attributable to obtaining a contract with a customer, because the amount of such compensation could be affected in ways other than by simply obtaining that contract, should be expensed as incurred; compensation amounts directly attributable to obtaining a contract with a customer should be capitalized and subsequently amortized on a systematic basis, consistent with the satisfaction of our associated performance obligations.

Judgment must also be exercised in the capitalization of costs incurred to fulfill revenue-generating contracts with customers. Such fulfilment costs are those incurred to set up, activate or otherwise implement services involving access to, or usage of, our telecommunications infrastructure that would not otherwise be capitalized as property, plant, equipment and/or intangible assets (see Note 20).

Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

12 | December 31, 2021

notes to consolidated financial statements

•	The decision to depreciate and amortize any property, plant, equipment (including right-of-use lease assets) and intangible assets that are subject to amortization on a straight-line basis, as we believe that this method reflects the consumption of resources related to the economic lifespan of those assets better than an accelerated method and is more representative of the economic substance of the underlying use of those assets.
•	The preparation of financial statements in accordance with generally accepted accounting principles requires management to make judgments that affect the financial statement disclosure of information regularly reviewed by our chief operating decision-maker used to make resource allocation decisions and to assess performance (segment information, Note 5). A significant judgment we have historically made is in respect of distinguishing between our wireless and wireline operations and cash flows (and this extends to allocations of both direct and indirect expenses and capital expenditures). The clarity of this distinction has been increasingly affected by the convergence and integration of our wireless and wireline telecommunications infrastructure technology and operations. Less than one-half of the operating expenses included in the segment performance measure reported to our chief operating decision-maker during the year ended December 31, 2020, were direct costs; judgment, largely based upon historical experience, was applied in apportioning indirect expenses that were not objectively distinguishable between our wireless and wireline operations.

Until recently, our judgment was that our wireless and wireline telecommunications infrastructure technology and operations had not experienced sufficient convergence to objectively make their respective operations and cash flows practically indistinguishable. The continued build-out of our technology-agnostic fibre-optic infrastructure, in combination with converged edge network technology, has significantly affected this judgment, as have the commercialization of fixed-wireless telecommunications solutions for customers and the consolidation of our non-customer facing operations.

As a result, it has become increasingly difficult and impractical to objectively and clearly distinguish between our wireless and wireline operations and cash flows, and the assets from which those cash flows arise. Our judgment as to whether these operations can continue to be judged to be individual components of the business and discrete operating segments has changed; effective January 1, 2020, we embarked upon the modification of our internal and external reporting processes, systems and internal controls to accommodate the technology convergence-driven cessation of the historical distinction between our wireless and wireline operations at the level of regularly reported discrete performance measures that are provided to our chief operating decision-maker. We transitioned to a new segment reporting structure during the first quarter of 2021 (see Note 5).

The impracticality of objectively distinguishing between our wireless and wireline cash flows, and the assets from which those cash flows arise, is evidence of their increasing interdependence, and this has resulted in the unification of the wireless cash-generating unit and the wireline cash-generating unit as a single telecommunications cash-generating unit, and the identification of the digitally-led customer experiences – TELUS International cash-generating unit, for impairment testing purposes (see Note 18(f)). As our business continues to evolve, new cash-generating units may also develop.

•	The view that our spectrum licences granted by Innovation, Science and Economic Development Canada (including spectrum licences that have been subordinated to us) will likely be renewed; that we intend to renew them; that we believe we have the financial and operational ability to renew them; and thus, that they have an indefinite life, as discussed further in Note 18(e).
•	In connection with the annual impairment testing of intangible assets with indefinite lives and goodwill, there may be instances in which we must exercise judgment in allocating our net assets, including shared corporate and administrative assets, to our cash-generating units when determining their carrying amounts. Historically, these judgments were necessary because of the convergence that our wireless and wireline telecommunications infrastructure technology and operations had experienced to date, and because of our continuous development. There were instances in which similar judgments were also necessary in respect of future capital expenditures in support of both wireless and wireline operations, which were a component of the determination of recoverable amounts used in the annual impairment testing, as discussed further in Note 18(f).
•	In respect of claims and lawsuits, as discussed further in Note 29(a), the determination of whether an item is a contingent liability or whether an outflow of resources is probable and thus needs to be accounted for as a provision.

Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

December 31, 2021 | 13

notes to consolidated financial statements

(c)	Financial instruments – recognition and measurement

In respect of the recognition and measurement of financial instruments, we have adopted the following policies:

•	Regular-way purchases or sales of financial assets or financial liabilities (purchases or sales that require actual delivery of financial assets or financial liabilities) are recognized on the settlement date. We have selected this method as the benefits of using the trade date method were not expected to exceed the costs of selecting and implementing that method.
•	Transaction costs, other than in respect of items held for trading, are added to the initial fair value of the acquired financial asset or financial liability. We have selected this method as we believe that it results in a better matching of the transaction costs with the periods in which we benefit from those costs.

(d)	Hedge accounting

General

We apply hedge accounting to the financial instruments used to establish designated currency hedging relationships for certain U.S. dollar-denominated future purchase commitments and debt repayments, as set out in Note 4(a) and (d).

Hedge accounting

The purpose of hedge accounting, in respect of our designated hedging relationships, is to ensure that counterbalancing gains and losses are recognized in the same periods. We have chosen to apply hedge accounting, as we believe that it is more representative of the economic substance of the underlying transactions.

In order to apply hedge accounting, a high correlation (which indicates effectiveness) is required in the offsetting changes in the risk-associated values of the financial instruments (the hedging items) used to establish the designated hedging relationships and all, or a part, of the asset, liability or transaction having an identified risk exposure that we have taken steps to modify (the hedged items). We assess the anticipated effectiveness of designated hedging relationships at inception and their actual effectiveness for each reporting period thereafter. We consider a designated hedging relationship to be effective if the following critical terms match between the hedging item and the hedged item: the notional amount of the hedging item and the principal amount of the hedged item; maturity dates; payment dates; and interest rate index (if, and as, applicable). As set out in Note 4(i), any ineffectiveness, such as would result from a difference between the notional amount of the hedging item and the principal amount of the hedged item, or from a previously effective designated hedging relationship becoming ineffective, is reflected in the Consolidated statements of income and other comprehensive income as Financing costs if in respect of long-term debt and as Goods and services purchased if in respect of U.S. dollar-denominated future purchase commitments.

Hedging assets and liabilities

In the application of hedge accounting, an amount (the hedge value) is recorded in the Consolidated statements of financial position in respect of the fair value of the hedging items. The net difference, if any, between the amounts recognized in the determination of net income and the amounts necessary to reflect the fair value of the designated cash flow hedging items recorded in the Consolidated statements of financial position is recognized as a component of Other comprehensive income, as set out in Note 11.

(e)	Revenue recognition

General

We earn the majority of our TELUS technology solutions service revenues from access to, and usage of, our telecommunications infrastructure, including:

•	Mobile network (voice and data);
•	Fixed data services (which include: internet protocol; television; hosting, managed information technology and cloud-based services; software, data management and data analytics-driven smart-food chain technologies; and home and business security);
•	Fixed voice services; and
•	Health services.

The majority of the balance of our TELUS technology solutions revenues (mobile equipment and other service; fixed equipment and other service) arises from providing services and products facilitating access to, and usage of, our telecommunications infrastructure. Our digitally-led customer experiences – TELUS International segment service revenues arise from the provision of digital customer experience solutions, including artificial intelligence and content management solutions.

Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

14 | December 31, 2021

notes to consolidated financial statements

We offer complete and integrated solutions to meet our customers’ needs. These solutions may involve deliveries of multiple services and products (our performance obligations) that occur at different points in time and/or over different periods of time; as referred to in (b), this is a significant judgment for us. As required, the performance obligations of these multiple element arrangements are identified and the transaction price for the entire multiple element arrangement is determined and allocated among the performance obligations based upon our relative stand-alone selling prices for each of them; our relevant revenue recognition policies are then applied, so that revenue is recognized when, or as, we satisfy the performance obligations. To the extent that variable consideration is included in determining the minimum transaction price, it is constrained to the “minimum spend” amount required in a contract with a customer. Service revenues arising from contracts with customers typically have variable consideration, because customers have the ongoing ability to both add and remove features and services, and because customer usage of our telecommunications infrastructure may exceed the base amounts provided for in their contracts.

For purposes of IFRS 15, Revenue from Contracts with Customers, our contracts with customers are not considered to have a significant financing component. With the exception of both equipment-related upfront payments that may be required under the terms of contracts with customers and in-store “cash and carry” sales of equipment and accessories, payments are typically due 30 days from the billing date. Billings are typically rendered on a monthly basis.

Multiple contracts with a single customer are normally accounted for as separate arrangements. In instances where multiple contracts are entered into with a customer in a short period of time, the contracts are reviewed as a group to ensure that, as with multiple element arrangements, their relative transaction prices are appropriate.

Lease accounting is applied to an accounting unit if it conveys to a customer the right to use a specific asset but does not convey the risks and/or benefits of ownership.

Our revenues are recorded net of any value-added and/or sales taxes billed to the customer concurrent with a revenue-generating transaction.

We use the following revenue accounting practical expedients provided for in IFRS 15, Revenue from Contracts with Customers:

•	No adjustment of the contracted amount of consideration for the effects of financing components when, at the inception of a contract, we expect that the effect of the financing component is not significant at the individual contract level.
•	No deferral of contract acquisition costs when the amortization period for such costs would be one year or less.
•	When estimating minimum transaction prices allocated to any remaining unfulfilled, or partially unfulfilled, performance obligations, exclusion of amounts arising from contracts originally expected to have a duration of one year or less, as well as amounts arising from contracts under which we may recognize and bill revenue in an amount that corresponds directly with our completed performance obligations.

Contract assets

Many of our multiple element arrangements arise from bundling the sale of equipment (e.g. a mobile handset) with a contracted service period. Although the customer receives the equipment at contract inception and the revenue from the associated completed performance obligation is recognized at that time, the customer’s payment for the equipment will effectively be received rateably over the contracted service period to the extent it is not received as a lump-sum amount at contract inception. The difference between the equipment revenue recognized and the associated amount cumulatively billed to the customer is recognized on the Consolidated statements of financial position as a contract asset and/or an unbilled customer finance receivable, depending upon the form of the contract.

Contract assets may also arise in instances where we give consideration to a customer. When we receive no identifiable, separable benefit for consideration given to a customer, the amount of the consideration is recognized as a reduction of revenue rather than as an expense. Such amounts are included in the determination of transaction prices for allocation purposes in multiple element arrangements.

•	Some forms of consideration given to a customer, effectively at contract inception, such as rebates (including prepaid non-bank cards) and/or equipment, are considered to be performance obligations in a multiple element arrangement. Although the performance obligation is satisfied at contract inception, the customer’s payment associated with the performance obligation will effectively be received rateably over the associated contracted service period. The difference between the revenue arising from the satisfied performance obligation and the associated amount cumulatively billed to the customer is recognized on the Consolidated statements of financial position as a contract asset.
•	Other forms of consideration given to a customer, either at contract inception or over a period of time, such as discounts (including prepaid bank cards), may result in us receiving no identifiable, separable benefit and thus are not considered performance obligations. Such consideration is recognized as a reduction of revenue rateably over the term of the contract. The difference between the consideration provided and the associated amount recognized as a reduction of revenue is recognized on the Consolidated statements of financial position as a contract asset.

Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

December 31, 2021 | 15

notes to consolidated financial statements

Contract liabilities

Advance billings are recorded when billing occurs prior to provision of the associated services; such advance billings are recognized as revenue in the period in which the services and/or equipment are provided (see Note 24). Similarly, and as appropriate, upfront customer activation and connection fees are deferred and recognized over the average expected term of the customer relationship.

Costs of contract acquisition and contract fulfilment

Costs of contract acquisition (typically commissions) and costs of contract fulfilment are capitalized and recognized as an expense, generally over the life of the contract on a systematic and rational basis consistent with the pattern of the transfer of goods or services to which the asset relates. The amortization of such costs is included in the Consolidated statements of income and other comprehensive income as a component of Goods and services purchased, with the exception of amounts paid to our employees, which are included as Employee benefits expense.

The total cost of mobile equipment sold to customers and advertising and promotion costs related to initial customer acquisition are expensed as incurred; the cost of equipment we own that is situated at customers’ premises and associated installation costs are capitalized as incurred. Costs of advertising production, advertising airtime and advertising space are expensed as incurred.

Voice and data

We recognize revenues on an accrual basis and include an estimate of revenues earned but unbilled. Mobile and fixed service revenues are recognized based upon access to, and usage of, our telecommunications infrastructure and upon contract fees.

Advance billings are recorded when billing occurs prior to provision of the associated services; such advance billings are recognized as revenue in the period in which the services are provided. Similarly, and as appropriate, upfront customer activation and connection fees are deferred and recognized over the average expected term of the customer relationship.

We use the liability method of accounting for the amounts of our quality of service rate rebates that arise from the jurisdiction of the Canadian Radio-television and Telecommunications Commission (CRTC).

The CRTC has established a mechanism to subsidize local exchange carriers, such as ourselves, that provide residential basic telephone service to high cost serving areas. The CRTC has determined the per network access line/per band subsidy rate for all local exchange carriers. We recognize the subsidy on an accrual basis by applying the subsidy rate to the number of residential network access lines we provide in high cost serving areas, as discussed further in Note 7. Differences, if any, between interim and final subsidy rates set by the CRTC are accounted for as a change in estimate in the period in which the CRTC finalizes the subsidy rate.

Other and mobile equipment

We recognize product revenues, including amounts related to mobile handsets sold to re-sellers and customer premises equipment, when the products are both delivered to, and accepted by, the end-user customers, irrespective of which supply channel delivers the product. With respect to mobile handsets sold to re-sellers, we consider ourselves to be the principal and primary obligor to the end-user customers. Revenues from operating leases of equipment are recognized on a systematic and rational basis (normally a straight-line basis) over the term of the lease. We recognize revenues that arise from the provision of software solutions in the accounting period in which they are provided.

We recognize revenues that arise from the provision of digital customer experience solutions, including artificial intelligence and content management solutions, in the accounting period in which they are provided, typically based upon per-productive hour or per transaction.

(f)	Depreciation, amortization and impairment

Depreciation and amortization

Property, plant and equipment (including right-of-use lease assets) are depreciated on a straight-line basis over their estimated useful lives (lease terms for right-of-use lease assets) as determined by a continuing program of asset life studies. Depreciation includes amortization of leasehold improvements, which are normally amortized over the lesser of their expected average service lives or the terms of the associated leases. Intangible assets with finite lives (intangible assets subject to amortization) are amortized on a straight-line basis over their estimated useful lives, which are reviewed at least annually and adjusted as appropriate. As referred to in (b), the use of a straight-line basis of depreciation and amortization is a significant judgment for us.

Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

16 | December 31, 2021

notes to consolidated financial statements

Estimated useful lives for the majority of our property, plant and equipment (including right-of-use lease assets) and intangible assets subject to depreciation and amortization are as follows:

Estimated useful lives
Property, plant and equipment (including right-of-use lease assets) subject to depreciation
Network assets
Outside plant	17 to 40 years
Inside plant	4 to 25 years
Mobile site equipment	5 to 7 years
Real estate right-of-use lease assets	5 to 20 years
Balance of depreciable property, plant and equipment and right-of-use lease assets	3 to 40 years
Intangible assets subject to amortization
Customer contracts and related customer relationships	4 to 15 years
Fixed subscriber base	25 years
Software	2 to 10 years
Access to rights-of-way, crowdsource assets and other	5 to 30 years

Impairment – general

Impairment testing compares the carrying values of the assets or cash-generating units being tested with their recoverable amounts (the recoverable amount being the greater of an asset’s or a cash-generating unit’s value in use or its fair value less costs of disposal); as referred to in (b), this is a significant estimate for us. Impairment losses are immediately recognized to the extent that the carrying value of an asset or a cash-generating unit exceeds its recoverable amount. Should the recoverable amounts for impaired assets or cash-generating units subsequently increase, the impairment losses previously recognized (other than in respect of goodwill) may be reversed to the extent that the reversal is not a result of “unwinding of the discount” and that the resulting carrying values do not exceed the carrying values which would have been the result if no impairment losses had been recognized previously.

Impairment – property, plant and equipment; intangible assets subject to amortization

The continuing program of asset life studies considers such items as the timing of technological obsolescence, competitive pressures and future infrastructure utilization plans; these considerations could also indicate that the carrying value of an asset may not be recoverable, in which case an impairment loss would be recognized.

Impairment – intangible assets with indefinite lives; goodwill

The carrying values of intangible assets with indefinite lives and goodwill are periodically tested for impairment. The frequency of the impairment testing is generally the reciprocal of the stability of the relevant events and circumstances, but intangible assets with indefinite lives and goodwill must, at a minimum, be tested annually; we have selected December as the time of our annual test.

We assess our intangible assets with indefinite lives by comparing the recoverable amounts of our cash-generating units to their carrying values (including the intangible assets with indefinite lives allocated to a cash-generating unit, but excluding any goodwill allocated to a cash-generating unit). To the extent that the carrying value of a cash-generating unit (including the intangible assets with indefinite lives allocated to the cash-generating unit, but excluding any goodwill allocated to the cash-generating unit) exceeds its recoverable amount, the excess amount would be recorded as a reduction of the carrying value of intangible assets with indefinite lives.

Subsequent to assessing intangible assets with indefinite lives, we assess goodwill by comparing the recoverable amounts of our cash-generating units (or group of cash-generating units) to their carrying values (including the intangible assets with indefinite lives and any goodwill allocated to a cash-generating unit(s)). To the extent that the carrying value of a cash-generating unit (including the intangible assets with indefinite lives and the goodwill allocated to the cash-generating unit) exceeds its recoverable amount, the excess amount would first be recorded as a reduction of the carrying value of goodwill and any remainder would be recorded as a reduction of the carrying values of the assets of the cash-generating unit on a pro-rated basis.

(g)	Translation of foreign currencies

Trade transactions completed in foreign currencies are translated into Canadian dollars at the rates of exchange prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the statement of financial position date, with any resulting gain or loss recorded in the Consolidated statements of income and other comprehensive income as a component of Financing costs, as set out in Note 9. Hedge accounting is applied in specific instances, as discussed further in (d) preceding.

Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

December 31, 2021 | 17

notes to consolidated financial statements

We have foreign subsidiaries that do not have the Canadian dollar as their functional currency. Foreign exchange gains and losses arising from the translation of these foreign subsidiaries’ accounts into Canadian dollars are reported as a component of other comprehensive income, as set out in Note 11.

(h)	Income and other taxes

We follow the liability method of accounting for income taxes; as referred to in (b), this is a significant estimate for us. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Deferred income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, and also for any benefits of losses and Investment Tax Credits available to be carried forward to future years for tax purposes that are more likely than not to be realized. The amounts recognized in respect of deferred income tax assets and liabilities are based upon the expected timing of the reversal of temporary differences or the usage of tax losses and the application of the substantively enacted tax rates at the time of reversal or usage.

We account for any changes in substantively enacted income tax rates affecting deferred income tax assets and liabilities in full in the period in which the changes are substantively enacted. We account for changes in the estimates of tax balances for prior years as estimate revisions in the period in which changes in the estimates arise; we have selected this approach, as its emphasis on the statement of financial position is more consistent with the liability method of accounting for income taxes.

Our operations are complex and the related domestic and foreign tax interpretations, regulations, legislation and jurisprudence are continually changing. As a result, there are usually some tax matters in question that result in uncertain tax positions. We recognize the income tax benefit of an uncertain tax position only when it is more likely than not that the ultimate determination of the tax treatment of the position will result in that benefit being realized; however, this does not mean that tax authorities cannot challenge these positions. We accrue an amount for interest charges on current tax liabilities that have not been funded, which would include interest and penalties arising from uncertain tax positions. We include such charges in the Consolidated statements of income and other comprehensive income as a component of Financing costs.

Our research and development activities may be eligible to earn Investment Tax Credits, for which the determination of eligibility is a complex matter. We recognize Investment Tax Credits only when there is reasonable assurance that the ultimate determination of the eligibility of our research and development activities will result in the Investment Tax Credits being received, at which time they are accounted for using the cost reduction method, whereby such credits are deducted from the expenditures or assets to which they relate, as set out in Note 10(c).

(i)	Share-based compensation

General

When share-based compensation vests in its entirety at one future point in time (cliff-vesting), we recognize the expense on a straight-line basis over the vesting period. When share-based compensation vests in tranches (graded-vesting), we recognize the expense using the accelerated expense attribution method. An estimate of forfeitures during the vesting period is made at the date of grant of such share-based compensation; this estimate is adjusted to reflect actual experience.

Restricted share units

In respect of restricted share units with neither an equity settlement feature nor market performance conditions, as set out in Note 14(b), we accrue a liability equal to the product of the number of vesting restricted share units multiplied by the fair market value of the corresponding Common Shares at the end of the reporting period. Similarly, we accrue a liability for the notional subset of our restricted share units without an equity settlement feature and with market performance conditions, using a Monte Carlo simulation-determined fair value. Restricted share units that have an equity settlement feature are accounted for as equity instruments. The expense for restricted share units that do not ultimately vest is reversed against the expense that was previously recorded in their respect.

Share option awards

A fair value for share option awards is determined at the date of grant and that fair value is recognized in the financial statements. Proceeds arising from the exercise of share option awards are credited to share capital, as are the recognized grant-date fair values of the exercised share option awards.

Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

18 | December 31, 2021

notes to consolidated financial statements

Share option awards that have a net-equity settlement feature, as set out in Note 14(d), are accounted for as equity instruments. We have selected the equity instrument fair value method of accounting for the net-equity settlement feature, as it is consistent with the accounting treatment applied to the associated share option awards.

(j)	Employee future benefit plans

Defined benefit plans

We accrue amounts for our obligations under employee defined benefit plans and the related costs, net of plan assets. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the accrued benefit method pro-rated on service and management’s best estimates of both salary escalation and the retirement ages of employees. In the determination of net income, net interest for each plan, which is the product of the plan’s surplus (deficit) multiplied by the discount rate, is included as a component of Financing costs, as set out in Note 9.

An amount reflecting the effect of differences between the discount rate and the actual rate of return on plan assets is included as a component of employee defined benefit plan re-measurements within Other comprehensive income, as set out in Note 11 and Note 15. We determine the maximum economic benefit available from the plans’ assets on the basis of reductions in future contributions to the plans.

On an annual basis, at a minimum, the defined benefit plan key assumptions are assessed and revised as appropriate; as referred to in (b), these are significant estimates for us.

Defined contribution plans

We use defined contribution accounting for the Telecommunication Workers Pension Plan and the British Columbia Public Service Pension Plan, which cover certain of our employees and provide defined benefits to their members. In the absence of any regulations governing the calculation of the share of the underlying financial position and plan performance attributable to each employer-participant, and in the absence of contractual agreements between the plans and the employer-participants related to the financing of any shortfall (or distribution of any surplus), we account for these plans as defined contribution plans, in accordance with International Accounting Standard 19, Employee Benefits.

(k)	Cash and temporary investments, net

Cash and temporary investments, which may include investments in money market instruments that are purchased three months or less from maturity, are presented net of outstanding items, including cheques written but not cleared by the related banks as at the statement of financial position date. Cash and temporary investments, net, are classified as a liability in the statement of financial position when the total amount of all cheques written but not cleared by the related banks exceeds the amount of cash and temporary investments. When cash and temporary investments, net, are classified as a liability, they may also include overdraft amounts drawn on our bilateral bank facilities, which revolve daily and are discussed further in Note 22.

(l)	Inventories

Our inventories primarily consist of mobile handsets, parts and accessories totalling $381 million as at December 31, 2021 (2020 – $328 million), and communications equipment held for resale. Inventories are valued at the lower of cost and net realizable value, with cost being determined on an average cost basis. Costs of goods sold for the year ended December 31, 2021, totalled $2.2 billion (2020 – $2.0 billion).

(m)	Property, plant and equipment; intangible assets

General

Property, plant and equipment and intangible assets are recorded at historical cost, which for self-constructed property, plant and equipment includes materials, direct labour and applicable overhead costs. For internally developed, internal-use software, the historical cost recorded includes materials, direct labour and direct labour-related costs. Where property, plant and equipment construction projects are of sufficient size and duration, an amount is capitalized for the cost of funds used to finance construction, as set out in Note 9. The rate for calculating the capitalized financing cost is based on the weighted average cost of borrowing that we experience during the reporting period.

When we sell property, plant and/or equipment, the net book value is netted against the sale proceeds and the difference, as set out in Note 7, is included in the Consolidated statements of income and other comprehensive income as a component of Other income.

December 31, 2021 | 19

notes to consolidated financial statements

Asset retirement obligations

Provisions for liabilities, as set out in Note 25, are recognized for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of property, plant and equipment (primarily certain items of outside plant and mobile site equipment) when those obligations result from the acquisition, construction, development and/or normal operation of the assets; as referred to in (b), this is a significant estimate for us. The obligations are measured initially at fair value, which is determined using present value methodology, and the resulting costs are capitalized as a part of the carrying value of the related asset. In subsequent periods, the provisions for these liabilities are adjusted for the accretion of discount, for any changes in the market-based discount rate and for any changes in the amount or timing of the underlying future cash flows. The capitalized asset retirement cost is depreciated on the same basis as the related asset and the discount accretion, as set out in Note 9, is included in the Consolidated statements of income and other comprehensive income as a component of Financing costs.

(n)	Investments

We account for our investments in companies over which we have significant influence, as discussed further in Note 21, using the equity method of accounting, whereby the investments are initially recorded at cost and subsequently adjusted to recognize our share of earnings or losses of the investee companies and any earnings distributions received. The excess of the cost of an equity investment over its underlying book value at the date of acquisition, except for goodwill, is amortized over the estimated useful lives of the underlying assets to which the excess cost is attributed.

Similarly, we account for our interests in the real estate joint ventures, as discussed further in Note 21, using the equity method of accounting. Unrealized gains and losses from transactions with (including contributions to) the real estate joint ventures are deferred in proportion to our remaining interest in the real estate joint ventures.

We account for our other long-term investments at their fair values unless they are investment securities that do not have quoted market prices in an active market or do not have other clear and objective evidence of fair value. When we do not account for our other long-term investments at their fair values, we use the cost basis of accounting, whereby the investments are initially recorded at cost, and earnings from those investments are recognized only to the extent received or receivable. When there is a significant or prolonged decline in the value of an other long-term investment, the carrying value of that other long-term investment is adjusted to its estimated fair value.

2	accounting policy developments

(a)	Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

In August 2020, the International Accounting Standards Board issued Interest Rate Benchmark Reform - Phase 2, which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures, IFRS 4 Insurance Contracts and IFRS 16 Leases. The amendments are effective for periods beginning on or after January 1, 2021, although earlier application is permitted. Interest rate benchmarks such as interbank offer rates (IBORs) play an important role in global financial markets as they index a wide variety of financial products, including derivative financial instruments. Market developments have impacted the reliability of some existing benchmarks and, in this context, the Financial Stability Board has published a report setting out recommendations to reform such benchmarks. The Interest Rate Benchmark Reform—Phase 2 amendments focus on the effects of the interest rate benchmark reform on a company’s financial statements that arise when an interest rate benchmark used to calculate interest is replaced with an alternative benchmark rate; most significantly, there will be no requirement to de-recognize or adjust the amount of financial instruments for changes required by the reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate. The effects, which have not been material in the current fiscal year, of these amendments on our financial performance and disclosure will be dependent upon the facts and circumstances of future changes in the derivative financial instruments we use, if any, and any future changes in interest rate benchmarks, if any, referenced by such derivative financial instruments we use.

(b)	Standards, interpretations and amendments to standards and interpretations in the reporting period not yet effective and not yet applied

•	In February 2021, the International Accounting Standards Board issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, IFRS Practice Statement 2, Making Materiality Judgements and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. The amendments will require the disclosure of material accounting policy information rather than disclosing significant accounting policies and clarify how to distinguish changes in accounting policies from changes in accounting estimates. We are currently assessing the impacts of the amended standards, but do not expect that our financial disclosure will be materially affected by the application of the amendments.

Denotes accounting policy requiring, for us, a more significant choice among accounting policies and/or a more significant application of judgment.

20 | December 31, 2021

notes to consolidated financial statements

•	In May 2021, the International Accounting Standards Board issued targeted amendments to IAS 12, Income Taxes. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. With a view to reducing diversity in reporting, the amendments will clarify that companies are required to recognize deferred taxes on transactions where both assets and liabilities are recognized, such as with leases and asset retirement (decommissioning) obligations. Based upon our current facts and circumstances, we do not expect our financial performance or disclosure to be materially affected by the application of the amended standard.

3	capital structure financial policies

General

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In our definition of capital, we include common equity (excluding accumulated other comprehensive income), non-controlling interests, long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any hedging assets or liabilities associated with long-term debt items, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments, and short-term borrowings, including those arising from securitized trade receivables.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our capital structure, we may adjust the amount of dividends paid to holders of Common Shares, purchase Common Shares for cancellation pursuant to normal course issuer bids, issue new shares (including Common Shares and TELUS International (Cda) Inc. subordinate voting shares), issue new debt, issue new debt to replace existing debt with different characteristics, and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

During 2021, our financial objectives, which are reviewed annually, were unchanged from 2020. We believe that our financial objectives are supportive of our long-term strategy.

We monitor capital utilizing a number of measures, including: net debt to earnings before interest, income taxes, depreciation and amortization (EBITDA*) – excluding restructuring and other costs ratio; coverage ratios; and dividend payout ratios.

Debt and coverage ratios

Net debt to EBITDA – excluding restructuring and other costs is calculated as net debt at the end of the period, divided by 12-month trailing EBITDA – excluding restructuring and other costs. This measure, historically, is substantially similar to the leverage ratio covenant in our credit facilities. Net debt and EBITDA – excluding restructuring and other costs are measures that do not have any standardized meanings prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other issuers. The calculation of these measures is set out in the following table. Net debt is one component of a ratio used to determine compliance with debt covenants.

As at, or for the 12-month periods ended, December 31 ($ in millions)	Objective	2021	2020
Components of debt and coverage ratios
Net debt [1]		$20,535	$19,826
EBITDA – excluding restructuring and other costs [2]		$6,476	$5,753
Net interest cost [3] (Note 9)		$773	$792
Debt ratio
Net debt to EBITDA – excluding restructuring and other costs	2.20 – 2.70[4]	3.17	3.45
Coverage ratios
Earnings coverage [5]		3.9	3.2
EBITDA – excluding restructuring and other costs interest coverage [6]		8.4	7.3

•    EBITDA is not a standardized financial measure under IFRS-IASB and might not be comparable to similar measures disclosed by other issuers; we define EBITDA as operating revenues and other income less goods and services purchased and employee benefits expense. We report EBITDA because it is a key measure that management uses to evaluate the performance of our business, and it is also utilized in measuring compliance with certain debt covenants.

December 31, 2021 | 21

notes to consolidated financial statements

1	Net debt and total capitalization are calculated as follows:

As at December 31	Note	2021	2020
Long-term debt	26	$20,852	$20,288
Debt issuance costs netted against long-term debt		94	97
Derivative (assets) liabilities, net		7	120
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar-denominated long-term debt – excluding tax effects		191	69
Cash and temporary investments, net		(723)	(848)
Short-term borrowings	22	114	100
Net debt		20,535	19,826
Common equity		15,116	12,040
Non-controlling interests		943	528
Less: accumulated other comprehensive income included above in common equity and non-controlling interests		(186)	(135)
Total managed capitalization		$36,408	$32,259

.

2	EBITDA – excluding restructuring and other costs is calculated as follows:

Years ended December 31	Note	2021	2020
EBITDA	5	$6,290	$5,494
Restructuring and other costs	16	186	259
EBITDA – excluding restructuring and other costs		$6,476	$5,753

3	Net interest cost is defined as financing costs, excluding employee defined benefit plans net interest, recoveries on long-term debt prepayment premium and repayment of debt, calculated on a 12-month trailing basis (expenses recorded for long-term debt prepayment premium, if any, are included in net interest cost) (see Note 9).
4	Our long-term objective range for this ratio is 2.20 – 2.70 times. The ratio as at December 31, 2021, is outside the long-term objective range. We may permit, and have permitted, this ratio to go outside the objective range (for long-term investment opportunities), but we will endeavour to return this ratio to within the objective range in the medium term (following the recent 2021, and upcoming 2023 and 2024, spectrum auctions), as we believe that this range is supportive of our long-term strategy. We are in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our net debt to operating cash flow ratio to exceed 4.25:1.00 (see Note 26(d)); the calculation of the debt ratio is substantially similar to the calculation of the leverage ratio covenant in our credit facilities.
5	Earnings coverage is defined by Canadian Securities Administrators National Instrument 41-101 as net income before borrowing costs and income tax expense, divided by borrowing costs (interest on long-term debt; interest on short-term borrowings and other; long-term debt prepayment premium), and adding back capitalized interest, all such amounts excluding amounts attributable to non-controlling interests.
6	EBITDA – excluding restructuring and other costs interest coverage is defined as EBITDA – excluding restructuring and other costs, divided by net interest cost. This measure is substantially similar to the coverage ratio covenant in our credit facilities.

Net debt to EBITDA – excluding restructuring and other costs was 3.17 times as at December 31, 2021, down from 3.45 times one year earlier. The effect of the increase in net debt, primarily due to business acquisitions and the acquisition of spectrum licences, was exceeded by the effect of growth in EBITDA – excluding restructuring and other costs. EBITDA growth was reduced by COVID-19 pandemic impacts.

The earnings coverage ratio for the twelve-month period ended December 31, 2021, was 3.9 times, up from 3.2 times one year earlier. An increase in income before borrowing costs and income taxes increased the ratio by 0.7. The EBITDA – excluding restructuring and other costs interest coverage ratio for the twelve-month period ended December 31, 2021, was 8.4 times, up from 7.3 times one year earlier. Growth in EBITDA – excluding restructuring and other costs increased the ratio by 0.9 and a decrease in net interest costs increased the ratio by 0.2. Fiscal 2021 EBITDA growth was reduced by COVID-19 pandemic impacts.

TELUS Corporation Common Share dividend payout ratio

So as to be consistent with the way we manage our business, our TELUS Corporation Common Share dividend payout ratio is presented as a historical measure calculated as the sum of the most recent four quarters’ dividends declared for TELUS Corporation Common Shares, as recorded in the financial statements net of dividend reinvestment plan effects (see Note 13), divided by the sum of free cash flow* amounts for the most recent four quarters for interim reporting periods (divided by annual free cash flow if the reported amount is in respect of a fiscal year).

•     Free cash flow is not a standardized financial measure under IFRS-IASB and might not be comparable to similar measures presented by other issuers; we define free cash flow as EBITDA (operating revenues and other income less goods and services purchased and employee benefits expense) excluding certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the consolidated statements of cash flows. We have issued guidance on, and report, free cash flow because it is a key measure that management, and investors, use to evaluate the performance of our business.

22 | December 31, 2021

notes to consolidated financial statements

For the 12-month periods ended December 31	Objective	2021	2020
Determined using most comparable IFRS-IASB measures
Ratio of TELUS Corporation Common Share dividends declared to cash provided by operating activities – less capital expenditures (excluding spectrum licences)		192%	84%
Determined using management measures
TELUS Corporation Common Share dividend payout ratio – net of dividend reinvestment plan effects	60%–75% [1]	140%	67%

1	Our objective range for the TELUS Corporation Common Share dividend payout ratio is 60%-75% of free cash flow on a prospective basis.

For the 12-month periods ended December 31 (millions)	2021	2020
TELUS Corporation Common Share dividends declared	$1,711	$1,520
Amount of TELUS Corporation Common Share dividends declared reinvested in TELUS Corporation Common Shares	(624)	(561)
TELUS Corporation Common Share dividends declared – net of dividend reinvestment plan effects	$1,087	$959

Our calculation of free cash flow, and the reconciliation to cash provided by operating activities, is as follows:

For the 12-month periods ended December 31 (millions)	Note	2021	2020
EBITDA	5	$6,290	$5,494
Deduct gain on disposition of financial solutions business	7	(410)	—
Deduct non-cash gains from the sales of property, plant and equipment		—	(4)
Restructuring and other costs, net of disbursements		10	35
Effects of contract asset, acquisition and fulfilment and TELUS Easy Payment device financing		(45)	43
Effect of lease principal	31(b)	(502)	(365)
Leases accounted for as finance leases prior to adoption of IFRS 16		—	86
Items from the Consolidated statements of cash flows:
Share-based compensation, net	14	139	27
Net employee defined benefit plans expense	15	113	102
Employer contributions to employee defined benefit plans		(53)	(51)
Interest paid		(744)	(740)
Interest received		17	13
Capital expenditures (excluding spectrum licences)	5	(3,498)	(2,775)
Free cash flow before income taxes		1,317	1,865
Income taxes paid, net of refunds		(601)	(430)
Effect of disposition of financial solutions business on income taxes paid		61	—
Free cash flow		777	1,435
Add (deduct):
Capital expenditures (excluding spectrum licences)	5	3,498	2,775
Effects of lease principal and leases accounted for as finance leases prior to adoption of IFRS 16		502	279
Gain on disposition of financial solutions business, net of effect on income taxes paid		(349)	—
Individually immaterial items included in net income neither providing nor using cash		(40)	85
Cash provided by operating activities		$4,388	$4,574

December 31, 2021 | 23

notes to consolidated financial statements

4	financial instruments

(a)	Risks – overview

Our financial instruments, their accounting classification and the nature of certain risks to which they may be subject are set out in the following table.

Risks
	Accounting			Market risks
Financial instrument	classification	Credit	Liquidity	Currency	Interest rate	Other price
Measured at amortized cost
Accounts receivable	AC [1]	X		X
Contract assets	AC [1]	X
Construction credit facilities advances to real estate joint venture	AC [1]				X
Short-term borrowings	AC [1]		X	X	X
Accounts payable	AC [1]		X	X
Provisions (including restructuring accounts payable)	AC [1]		X	X		X
Long-term debt	AC [1]		X	X	X
Measured at fair value
Cash and temporary investments	FVTPL [2]	X		X	X
Long-term investments (not subject to significant influence) [3]	FVTPL/FVOCI [3]			X		X
Foreign exchange derivatives [4]	FVTPL [2]	X	X	X

1	For accounting recognition and measurement purposes, classified as amortized cost (AC).
2	For accounting recognition and measurement purposes, classified as fair value through net income (FVTPL). Unrealized changes in the fair values of financial instruments are included in net income unless the instrument is part of a cash flow hedging relationship. The effective portions of unrealized changes in the fair values of financial instruments held for hedging are included in other comprehensive income.
3	Long-term investments over which we do not have significant influence are measured at fair value if those fair values can be reliably measured. For accounting recognition and measurement purposes, on an investment-by-investment basis, long-term investments are classified as either fair value through net income or fair value through other comprehensive income (FVOCI).
4	Use of derivative financial instruments is subject to a policy which requires that no derivative transaction is to be entered into for the purpose of establishing a speculative or leveraged position (the corollary being that all derivative transactions are to be entered into for risk management purposes only) and sets criteria for the creditworthiness of the transaction counterparties.

Derivatives that are part of an established and documented cash flow hedging relationship are accounted for as held for hedging. We believe that classification as held for hedging results in a better matching of the change in the fair value of the derivative financial instrument with the risk exposure being hedged.

In respect of hedges of anticipated transactions, hedge gains/losses are included with the related expenditure and are expensed when the transaction is recognized in our results of operations. We have selected this method as we believe that it results in a better matching of the hedge gains/losses with the risk exposure being hedged.

Derivatives that are not part of a documented cash flow hedging relationship are accounted for as held for trading and thus are measured at fair value through net income.

Derivative financial instruments

We apply hedge accounting to financial instruments used to establish hedge accounting relationships for U.S. dollar-denominated transactions. We believe that our use of derivative financial instruments for hedging or arbitrage assists us in managing our financing costs and/or reducing the uncertainty associated with our financing or other business activities. Uncertainty associated with currency risk and other price risk is reduced through our use of foreign exchange derivatives that effectively swap floating currency exchange rates for fixed rates. When entering into derivative financial instrument contracts, we seek to align the cash flow timing of the hedging items with that of the hedged items. The effects of this risk management strategy and its application are set out in (i) following.

(b)	Credit risk

Excluding credit risk, if any, arising from currency swaps settled on a gross basis, the best representation of our maximum exposure (excluding income tax effects) to credit risk, which is a worst-case scenario and does not reflect results we expect, is set out in the following table.

As at December 31 (millions)	2021	2020
Cash and temporary investments, net	$723	$848
Accounts receivable	3,216	2,716
Contract assets	709	707
Derivative assets	89	42
	$4,737	$4,313

24 | December 31, 2021

notes to consolidated financial statements

Cash and temporary investments, net

Credit risk associated with cash and temporary investments is managed by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review evaluates changes in the status of counterparties.

Accounts receivable

Credit risk associated with accounts receivable is inherently managed by the size and diversity of our large customer base, which includes substantially all consumer and business sectors in Canada. We follow a program of credit evaluations of customers and limit the amount of credit extended when deemed necessary. Accounts are considered to be past due (in default) when customers have failed to make the contractually required payments when due, which is generally within 30 days of the billing date. Any late payment charges are levied at an industry-based market or negotiated rate on outstanding non-current customer account balances.

As at December 31 (millions)		2021			2020
	Note	Gross	Allowance	Net [1]	Gross	Allowance	Net [1]
Customer accounts receivable, net of allowance for doubtful accounts
Less than 30 days past billing date		$883	$(8)	$875	$815	$(19)	$796
30-60 days past billing date		330	(7)	323	339	(17)	322
61-90 days past billing date		92	(9)	83	90	(19)	71
More than 90 days past billing date		140	(21)	119	98	(43)	55
Unbilled customer finance receivables		1,323	(65)	1,258	1,026	(42)	984
		$2,768	$(110)	$2,658	$2,368	$(140)	$2,228
Current		$2,194	$(81)	$2,113	$1,986	$(119)	$1,867
Non-current	20	574	(29)	545	382	(21)	361
		$2,768	$(110)	$2,658	$2,368	$(140)	$2,228

1	Net amounts represent customer accounts receivable for which an allowance had not been made as at the dates of the Consolidated statements of financial position (see Note 6(b)).

We maintain allowances for lifetime expected credit losses related to doubtful accounts. Current economic conditions (including forward-looking macroeconomic data), historical information (including credit agency reports, if available), reasons for the accounts being past due and the line of business from which the customer accounts receivable arose are all considered when determining whether to make allowances for past-due accounts. The same factors are considered when determining whether to write off amounts charged to the allowance for doubtful accounts against the customer accounts receivable. The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable above a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable are written off directly to the doubtful accounts expense.

The following table presents a summary of the activity related to our allowance for doubtful accounts.

Years ended December 31 (millions)	2021	2020
Balance, beginning of period	$140	$55
Additions (doubtful accounts expense)	42	91
Accounts written off [1] less than recoveries	(77)	(22)
Other	5	16
Balance, end of period	$110	$140

1	For the year ended December 31, 2021, accounts written off, but that were still subject to enforcement activity, totalled $110 (2020 – $92).

Contract assets

Credit risk associated with contract assets is inherently managed by the size and diversity of our large customer base, which includes substantially all consumer and business sectors in Canada. We follow a program of credit evaluations of customers and limit the amount of credit extended when deemed necessary.

As at December 31 (millions)	2021			2020
	Gross	Allowance	Net (Note 6(c))	Gross	Allowance	Net (Note 6(c))
Contract assets, net of impairment allowance
To be billed and thus reclassified to accounts receivable during:
The 12-month period ending one year hence	$595	$(24)	$571	$611	$(29)	$582
The 12-month period ending two years hence	259	(11)	248	265	(12)	253
Thereafter	19	(1)	18	16	(1)	15
	$873	$(36)	$837	$892	$(42)	$850

December 31, 2021 | 25

notes to consolidated financial statements

We maintain allowances for lifetime expected credit losses related to contract assets. Current economic conditions, historical information (including credit agency reports, if available), and the line of business from which the contract asset arose are all considered when determining impairment allowances. The same factors are considered when determining whether to write off amounts charged to the impairment allowance for contract assets against contract assets.

Derivative assets (and derivative liabilities)

Counterparties to our material foreign exchange derivatives are major financial institutions that have been accorded investment grade ratings by a primary credit rating agency. The total dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. We do not give or receive collateral on swap agreements and hedging items due to our credit rating and those of our counterparties. While we are exposed to the risk of potential credit losses due to the possible non-performance of our counterparties, we consider this risk remote. Our derivative liabilities do not have credit risk-related contingent features.

(c)	Liquidity risk

As a component of our capital structure financial policies, discussed further in Note 3, we manage liquidity risk by:

•	maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs;
•	maintaining an agreement to sell trade receivables to an arm’s-length securitization trust and bilateral bank facilities (Note 22), a commercial paper program (Note 26(c)) and syndicated credit facilities (Note 26(d),(f));
•	maintaining an in-effect shelf prospectus;
•	continuously monitoring forecast and actual cash flows; and
•	managing maturity profiles of financial assets and financial liabilities.

Our debt maturities in future years are disclosed in Note 26(i). As at December 31, 2021, TELUS Corporation could offer $2.75 billion of debt or equity securities pursuant to a shelf prospectus that is in effect until June 2023 (2020 – $2.0 billion of debt or equity securities pursuant to a shelf prospectus that was in effect until June 2022). We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

We closely match the contractual maturities of our derivative financial liabilities with those of the risk exposures they are being used to manage.

The expected maturities of our undiscounted financial liabilities do not differ significantly from the contractual maturities, other than as noted below. The contractual maturities of our undiscounted financial liabilities, including interest thereon (where applicable), are set out in the following tables.

	Non-derivative				Derivative
			Composite long-term debt
	Non-interest		Long-term debt,
	bearing		excluding		Currency swap agreement			Currency swap agreement
	financial	Short-term	leases [1]	Leases	amounts to be exchanged [2]			amounts to be exchanged
As at December 31, 2021 (millions)	liabilities	borrowings [1]	(Note 26)	(Note 26)	(Receive)	Pay	Other	(Receive)	Pay	Total
2022	$3,395	$15	$3,130	$504	$(2,050)	$2,059	$8	$(544)	$540	$7,057
2023	62	1	1,167	364	(149)	148	—	—	—	1,593
2024	13	101	1,724	305	(149)	148	—	—	—	2,142
2025	14	—	2,217	176	(522)	540	—	—	—	2,425
2026	2	—	1,901	144	(116)	118	—	—	—	2,049
2027-2031	7	—	7,351	398	(1,784)	1,852	—	—	—	7,824
Thereafter	—	—	10,499	344	(2,805)	2,877	—	—	—	10,915
Total	$3,493	$117	$27,989	$2,235	$(7,575)	$7,742	$8	$(544)	$540	$34,005

			Total (Note 26(i))			$30,391

1	Cash outflows in respect of interest payments on our short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at December 31, 2021.
2	The amounts included in undiscounted non-derivative long-term debt in respect of U.S. dollar-denominated long-term debt, and the corresponding amounts in the long-term debt currency swap receive column, have been determined based upon the currency exchange rates in effect as at December 31, 2021. The hedged U.S. dollar-denominated long-term debt contractual amounts at maturity, in effect, are reflected in the long-term debt currency swap pay column as gross cash flows are exchanged pursuant to the currency swap agreements.

26 | December 31, 2021

notes to consolidated financial statements

	Non-derivative					Derivative
			Composite long-term debt
	Non-interest bearing		Long-term debt, excluding		Currency swap agreement amounts to be exchanged [2]			Currency swap agreement amounts to be exchanged
As at December 31, 2020 (millions)	financial liabilities	Short-term borrowings [1]	leases [1] (Note 26)	Leases (Note 26)	(Receive)	Pay	Other	(Receive)	Pay	Total
2021	$2,669	$101	$1,658	$538	$(882)	$892	$—	$(454)	$475	$4,997
2022	74	—	2,204	371	(149)	151	—	—	—	2,651
2023	8	—	1,149	230	(149)	151	6	—	—	1,395
2024	8	—	1,706	191	(150)	151	—	—	—	1,906
2025	9	—	2,868	145	(525)	575	—	—	—	3,072
2026-2030	12	—	7,953	417	(1,836)	1,898	—	—	—	8,444
Thereafter	—	—	9,877	379	(2,889)	2,949	—	—	—	10,316
Total	$2,780	$101	$27,415	$2,271	$(6,580)	$6,767	$6	$(454)	$475	$32,781
			Total			$29,873

1	Cash outflows in respect of interest payments on our short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at December 31, 2020.
2	The amounts included in undiscounted non-derivative long-term debt in respect of U.S. dollar-denominated long-term debt, and the corresponding amounts in the long-term debt currency swap receive column, have been determined based upon the currency exchange rates in effect as at December 31, 2020. The hedged U.S. dollar-denominated long-term debt contractual amounts at maturity, in effect, are reflected in the long-term debt currency swap pay column as gross cash flows are exchanged pursuant to the currency swap agreements.

(d)	Currency risk

Our functional currency is the Canadian dollar, but certain routine revenues and operating costs are denominated in U.S. dollars and some inventory purchases and capital asset acquisitions are sourced internationally. The U.S. dollar is the only foreign currency to which we have a significant exposure as at the balance sheet date.

Our foreign exchange risk management includes the use of foreign currency forward contracts and currency options to fix the exchange rates on a varying percentage, typically in the range of 50% to 75%, of our domestic short-term U.S. dollar-denominated transactions and commitments and all U.S. dollar-denominated commercial paper. Other than in respect of U.S. dollar-denominated commercial paper, we designate only the spot element of these instruments as the hedging item, as the forward element is wholly immaterial; in respect of U.S. dollar-denominated commercial paper, we designate the forward rate.

As discussed further in Note 26(b) and Note 26(f), we are also exposed to currency risk in that the fair value or future cash flows of our U.S. Dollar Notes and our TELUS International (Cda) Inc. credit facility U.S. dollar borrowings could fluctuate because of changes in foreign exchange rates. Currency hedging relationships have been established for the related semi-annual interest payments and the principal payment at maturity in respect of the U.S. Dollar Notes; we designate only the spot element of these instruments as the hedging item, as the forward element is wholly immaterial. As the functional currency of our TELUS International (Cda) Inc. subsidiary is the U.S. dollar, fluctuations in foreign exchange rates affecting its borrowings are reflected as a foreign currency translation adjustment within other comprehensive income.

(e)	Interest rate risk

Changes in market interest rates will cause fluctuations in the fair values or future cash flows of temporary investments, construction credit facility advances made to the real estate joint venture, short-term obligations, long-term debt and interest rate swap derivatives.

When we have temporary investments, they have short maturities and fixed interest rates and, as a result, their fair values will fluctuate with changes in market interest rates; absent monetization prior to maturity, the related future cash flows will not change due to changes in market interest rates.

If the balance of short-term investments includes dividend-paying equity instruments, we could be exposed to interest rate risk.

Due to the short-term nature of the applicable rates of interest charged, the fair value of the construction credit facility advances made to the real estate joint venture is not materially affected by changes in market interest rates; the associated cash flows representing interest payments will be affected until such advances are repaid.

As short-term obligations arising from bilateral bank facilities, which typically have variable interest rates, are rarely outstanding for periods that exceed one calendar week, interest rate risk associated with this item is not material.

Short-term borrowings arising from the sales of trade receivables to an arm’s-length securitization trust are fixed-rate debts. Due to the short maturities of these borrowings, interest rate risk associated with this item is not material.

December 31, 2021 | 27

notes to consolidated financial statements

All of our currently outstanding long-term debt, other than commercial paper and amounts drawn on our credit facilities (Note 26(c), (f)), is fixed-rate debt. The fair value of fixed-rate debt fluctuates with changes in market interest rates; absent early redemption, the related future cash flows will not change. Due to the short maturities of commercial paper, its fair value is not materially affected by changes in market interest rates, but the associated cash flows representing interest payments may be affected if the commercial paper is rolled over.

Amounts drawn on our short-term and long-term credit facilities will be affected by changes in market interest rates in a manner similar to commercial paper.

(f)	Other price risk

Long-term investments

We are exposed to equity price risk arising from investments classified as fair value through other comprehensive income. Such investments are held for strategic rather than trading purposes.

(g)	Market risks

Net income and other comprehensive income for the years ended December 31, 2021 and 2020, could have varied if the Canadian dollar: U.S. dollar exchange rate, the U.S. dollar: European euro exchange rate and market interest rates varied by reasonably possible amounts from their actual statement of financial position date amounts.

The sensitivity analysis of our exposure to currency risk at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The U.S. dollar-denominated and European euro-denominated balances and derivative financial instrument notional amounts as at the statement of financial position dates have been used in the calculations.

The sensitivity analysis of our exposure to interest rate risk at the reporting date has been determined based upon a hypothetical change taking place at the beginning of the relevant fiscal year and being held constant through to the statement of financial position date. The principal and notional amounts as at the relevant statement of financial position date have been used in the calculations.

Income tax expense, which is reflected net in the sensitivity analysis, reflects the applicable statutory income tax rates for the reporting periods.

	Net income		Other comprehensive income		Comprehensive income
Years ended December 31 (increase (decrease) in millions)	2021	2020	2021	2020	2021	2020
Reasonably possible changes in market risks [1]
10% change in C$: US$ exchange rate
Canadian dollar appreciates	$1	$—	$(33)	$14	$(32)	$14
Canadian dollar depreciates	$(1)	$—	$33	$(14)	$32	$(14)
10% change in US$: € exchange rate
U.S. dollar appreciates	$—	$—	$(56)	$(54)	$(56)	$(54)
U.S. dollar depreciates	$—	$—	$56	$54	$56	$54
25 basis point change in interest rates
Interest rates increase
Canadian interest rate	$(4)	$(1)	$90	$107	$86	$106
U.S. interest rate	$—	$—	$(93)	$(107)	$(93)	$(107)
Combined	$(4)	$(1)	$(3)	$—	$(7)	$(1)
Interest rates decrease
Canadian interest rate	$4	$1	$(94)	$(112)	$(90)	$(111)
U.S. interest rate	$—	$—	$98	$113	$98	$113
Combined	$4	$1	$4	$1	$8	$2

1	These sensitivities are hypothetical and should be used with caution. Changes in net income and/or other comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear. In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other factors; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

The sensitivity analysis assumes that we would realize the changes in exchange rates and market interest rates; in reality, the competitive marketplace in which we operate would have an effect on this assumption.

(h)	Fair values

General

The carrying values of cash and temporary investments, accounts receivable, short-term obligations, short-term borrowings, accounts payable and certain provisions (including restructuring provisions) approximate their fair values due to the immediate or short-term maturity of these financial instruments. The fair values are determined directly by reference to quoted market prices in active markets.

28 | December 31, 2021

notes to consolidated financial statements

The fair values of our investment financial assets are based on quoted market prices in active markets or other clear and objective evidence of fair value.

The fair value of our long-term debt, excluding leases, is based on quoted market prices in active markets.

The fair values of the derivative financial instruments we use to manage our exposure to currency risk are estimated based on quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to us for financial instruments of the same maturity, as well as on discounted future cash flows determined using current rates for similar financial instruments of similar maturities subject to similar risks (such fair value estimates being largely based on the Canadian dollar: U.S. dollar forward exchange rate as at the statements of financial position dates).

Derivative

The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition are set out in the following table.

As at December 31 (millions)	2021					2020
	Designation	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate
Current Assets [2]
Derivatives used to manage
Currency risk arising from U.S. dollar revenues	HFT [4]	—	$—	$—	—	2021	$87	$2	US$1.00: C$1.27
Currency risk arising from U.S. dollar-denominated purchases	HFH [3]	2022	$301	6	US$1.00: C$1.25	—	$—	—	—
Currency risk arising from Indian rupee-denominated purchases	HFT [4]	2022	$12	—	US$1.00: ₹76	—	$—	—	—
Currency risk arising from U.S. dollar-denominated long-term debt (Note 26(b)-(c))	HFH [3]	2022	$664	2	US$1.00: C$1.26	2021	$95	—	US$1.00: C$1.27
Currency risk arising from European euro functional currency operations purchased with U.S. dollar-denominated long-term debt [7] (Note 26(f))	HFH [5]	2025	$31	3	€1.00: US$1.09	2025	$34	—	€1.00: US$1.09
Interest rate risk associated with refinancing of debt maturing	HFH [3]	2022	$250	2	1.35%	—	$—	—	—
				$13				$2
Other Long-Term Assets [2]
Derivatives used to manage
Currency risk arising from U.S. dollar-denominated long-term debt [6] (Note 26(b)-(c))	HFH [3]	2048	$2,133	$76	US$1.00: C$1.27	2048	$2,176	$40	US$1.00: C$1.27
Current Liabilities [2]
Derivatives used to manage
Currency risk arising from U.S. dollar revenues	HFT [4]	2022	$116	$3	US$1.00: C$1.27	—	$—	$—	—
Currency risk arising from U.S. dollar-denominated purchases	HFH [3]	2022	$108	1	US$1.00: C$1.28	2021	$388	21	US$1.00: C$1.34
Currency risk arising from Indian rupee-denominated purchases	HFT [4]	2022	$2	—	US$1.00: ₹75	—	$—	—	—
Currency risk arising from U.S. dollar-denominated long-term debt (Note 26(b)-(c))	HFH [3]	2022	$1,248	12	US$1.00: C$1.28	2021	$647	11	US$1.00: C$1.29
Interest rate risk associated with non-fixed rate credit facility amounts drawn (Note 26(f))	HFH [3]	2022	$120	3	2.64%	2022	$8	—	2.64%
Interest rate risk associated with refinancing of debt maturing	HFH [3]	2022	$500	5	1.59%	—	$—	—	—
				$24				$32

December 31, 2021 | 29

notes to consolidated financial statements

As at December 31 (millions)	2021					2020
	Designation	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate
Other Long-Term Liabilities [2]
Derivatives used to manage
Currency risk arising from U.S. dollar-denominated long-term debt [6] (Note 26(b)-(c))	HFH [3]	2049	$3,185	$52	US$1.00: C$1.33	2049	$3,260	$82	US$1.00: C$1.33
Currency risk arising from European euro functional currency operations purchased with U.S. dollar-denominated long-term debt [7] (Note 26(f))	HFH [5]	2025	$483	21	€1.00: US$1.09	2025	$557	67	€1.00: US$1.09
Interest rate risk associated with non-fixed rate credit facility amounts drawn (Note 26(f))	HFH [3]	—	$—	—	—	2022	$120	6	2.64%
				$73				$155

1	Fair value measured at reporting date using significant other observable inputs (Level 2).
2	Derivative financial assets and liabilities are not set off.
3	Designated as held for hedging (HFH) upon initial recognition (cash flow hedging item); hedge accounting is applied. Unless otherwise noted, hedge ratio is 1:1 and is established by assessing the degree of matching between the notional amounts of hedging items and the notional amounts of the associated hedged items.
4	Designated as held for trading (HFT) and classified as fair value through net income upon initial recognition; hedge accounting is not applied.
5	Designated as a hedge of a net investment in a foreign operation; hedge accounting is applied. Hedge ratio is 1:1 and is established by assessing the degree of matching between the notional amounts of hedging items and the notional amounts of the associated hedged items.
6	We designate only the spot element as the hedging item. As at December 31, 2021, the foreign currency basis spread included in the fair value of the derivative instruments, which is used for purposes of assessing hedge ineffectiveness, was $53 (2020 – $101).
7	We designate only the spot element as the hedging item. As at December 31, 2021, the foreign currency basis spread included in the fair value of the derivative instruments, which is used for purposes of assessing hedge ineffectiveness, was $1 (2020 – $(1)).

Non-derivative

Our long-term debt, which is measured at amortized cost, and the fair value thereof, are set out in the following table.

As at December 31 (millions)	2021		2020
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt, excluding leases (Note 26)	$18,976	$20,383	$18,451	$20,313

(i) Recognition of derivative gains and losses

The following table sets out the gains and losses, excluding income tax effects, arising from derivative instruments that are classified as cash flow hedging items and their location within the Consolidated statements of income and other comprehensive income.

Credit risk associated with such derivative instruments, as discussed further in (a), would be the primary source of hedge ineffectiveness. There was no ineffective portion of the derivative instruments classified as cash flow hedging items for the periods presented.

		Amount of gain (loss) recognized in other comprehensive income		Gain (loss) reclassified from other comprehensive income to income (effective portion) (Note 11)
		(effective portion) (Note 11)			Amount
Years ended December 31 (millions)	Note	2021	2020	Location	2021	2020
Derivatives used to manage currency risk
Arising from U.S. dollar-denominated purchases		$(1)	$(6)	Goods and services purchased	$(24)	$(9)
Arising from U.S. dollar-denominated long-term debt [1]	26(b)-(c)	27	(44)	Financing costs	(50)	12
Arising from net investment in a foreign operation [2]		47	(67)	Financing costs	(1)	—
		73	(117)		(75)	3
Derivatives used to manage other market risks
Arising from changes in share-based compensation costs and other		—	(6)	Employee benefits expense and financing costs	(4)	1
		$73	$(123)		$(79)	$4

1	Amounts recognized in other comprehensive income are net of the change in the foreign currency basis spread (which is used for purposes of assessing hedge ineffectiveness) included in the fair value of the derivative instruments; such amounts for the year ended December 31, 2021, were $(48) (2020 – $63).
2	Amounts recognized in other comprehensive income are net of the change in the foreign currency basis spread (which is used for purposes of assessing hedge ineffectiveness) included in the fair value of the derivative instruments; such amounts for the year ended December 31, 2021, were $2 (2020 – $(1)).

30 | December 31, 2021

notes to consolidated financial statements

The following table sets out the gains and losses arising from derivative instruments that are classified as held for trading and that are not designated as being in a hedging relationship, as well as their location within the Consolidated statements of income and other comprehensive income.

		Gain (loss) recognized in income on derivatives
Years ended December 31 (millions)	Location	2021	2020
Derivatives used to manage currency risk	Financing costs	$(2)	$11

5	segment information

General

Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)), the operations of which can be clearly distinguished and for which the operating results are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance.

Effective January 1, 2020, we embarked upon the modification of our internal and external reporting processes, systems and internal controls to accommodate the technology convergence-driven cessation of the historical distinction between our wireless and wireline operations at the level of regularly reported discrete performance measures that are provided to our chief operating decision-maker. Prior to the World Health Organization characterizing COVID-19 as a pandemic, we had anticipated transitioning to a new segment reporting structure during 2020; commencing with the three-month period ended March 31, 2021, we have now transitioned to our new segment reporting structure and have recast comparative amounts on a comparable basis.

The TELUS technology solutions segment includes: network revenues and equipment sales arising from mobile technologies; data revenues (which include internet protocol; television; hosting, managed information technology and cloud-based services; software, data management and data analytics-driven smart-food chain technologies; and home and business security); certain healthcare software and technology solutions; voice and other telecommunications services revenues; and equipment sales.

The digitally-led customer experiences – TELUS International segment (DLCX), which has the U.S. dollar as its primary functional currency, is comprised of digital customer experience and digital-enablement transformation solutions, including artificial intelligence and content management solutions, provided by our TELUS International (Cda) Inc. subsidiary.

Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.

December 31, 2021 | 31

notes to consolidated financial statements

The segment information regularly reported to our Chief Executive Officer (our chief operating decision-maker), and the reconciliations thereof to our products and services view of revenues, other revenues and income before income taxes, are set out in the following table.

	TELUS technology solutions
	Mobile		Fixed		Segment total		Digitally-led customer experiences – TELUS International [1]		Eliminations		Total
Years ended December 31 (millions)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Operating revenues
External revenues
Service	$6,297	$6,096	$5,928	$5,444	$12,225	$11,540	$2,310	$1,737	$—	$—	$14,535	$13,277
Equipment	2,042	1,809	261	255	2,303	2,064	—	—	—	—	2,303	2,064
Revenues arising from contracts with customers	$8,339	$7,905	$6,189	$5,699	14,528	13,604	2,310	1,737	—	—	16,838	15,341

Other income (Note 7)					420	19	—	103	—	—	420	122
					14,948	13,623	2,310	1,840	—	—	17,258	15,463
Intersegment revenues					18	13	444	416	(462)	(429)	—	—
					$14,966	$13,636	$2,754	$2,256	$(462)	$(429)	$17,258	$15,463
EBITDA [2]					$5,735	$4,976	$555	$518	$—	$—	$6,290	$5,494
Restructuring and other costs included in EBITDA (Note 16)					148	182	38	77	—	—	186	259
Equity losses related to real estate joint venture					3	19	—	—	—	—	3	19
Gain on disposition of financial solutions business (Note 7)					(410)	—	—	—	—	—	(410)	—
Retirement of provision arising from business acquisition-related written put options within DLCX					—	—	—	(71)	—	—	—	(71)
Adjusted EBITDA [2]					$5,476	$5,177	$593	$524	$—	$—	$6,069	$5,701
CAPEX, excluding spectrum licences [3]					$3,372	$2,675	$126	$100	$—	$—	$3,498	$2,775

					Operating revenues – external and other income (above)						$17,258	$15,463
					Goods and services purchased						6,699	6,268
					Employee benefits expense						4,269	3,701
					EBITDA (above)						6,290	5,494
					Depreciation						2,126	2,107
					Amortization						1,090	905
					Operating income						3,074	2,482
					Financing costs						796	771
					Income before income taxes						$2,278	$1,711

1	The digitally-led customer experiences – TELUS International segment is comprised of our consolidated TELUS International (Cda) Inc. subsidiary and a line of business retrospectively reorganized into, and accounted for using predecessor accounting prospectively applied by, TELUS International (Cda) Inc. (see Note 28(c)). All of our other international operations are included in the TELUS technology solutions segment.
2	Earnings before interest, income taxes, depreciation and amortization (EBITDA), both unadjusted and adjusted, are not standardized financial measures under IFRS-IASB and may not be comparable to similar measures disclosed by other issuers (including those disclosed by TELUS International (Cda) Inc.); we define EBITDA as operating revenues and other income less goods and services purchased and employee benefits expense. We calculate adjusted EBITDA to exclude items that do not reflect our ongoing operations and, in our opinion, should not be considered in a long-term valuation metric or included in an assessment of our ability to service or incur debt. We report EBITDA and adjusted EBITDA because they are key measures that management uses to evaluate the performance of our business, and EBITDA is also utilized in measuring compliance with certain debt covenants.

3	Total capital expenditures (CAPEX); see Note 31(a) for a reconciliation of capital expenditures, excluding spectrum licences, to cash payments for capital assets, excluding spectrum licences, reported in the Consolidated statements of cash flows.

32 | December 31, 2021

notes to consolidated financial statements

Geographical information

We attribute revenues from external customers to individual countries on the basis of the location where the goods and/or services are provided; for the year ended December 31, 2021, we attributed approximately $2.6 billion (2020 – $1.9 billion) of our revenues to countries other than Canada (our country of domicile). We do not have significant amounts of property, plant and equipment located outside of Canada. As at December 31, 2021, on a historical cost basis, we had approximately $2.2 billion (2020 – $2.2 billion) and approximately $2.2 billion (2020 – $2.2 billion) of intangible assets and goodwill, respectively, located outside of Canada.

6	revenue from contracts with customers

(a)	Revenues

In the determination of the minimum transaction prices in contracts with customers, amounts are allocated to fulfilling, or completion of fulfilling, future contracted performance obligations. These unfulfilled, or partially unfulfilled, future contracted performance obligations are largely in respect of services to be provided over the duration of the contract. The following table sets out our aggregate estimated minimum transaction prices allocated to remaining unfulfilled, or partially unfulfilled, future contracted performance obligations and the timing of when we might expect to recognize the associated revenues; actual amounts could differ from these estimates due to a variety of factors, including the unpredictable nature of: customer behaviour; industry regulation; the economic environments in which we operate; and competitor behaviour.

As at December 31 (millions)	2021	2020
Estimated minimum transaction price allocated to remaining unfulfilled, or partially unfulfilled, performance obligations to be recognized as revenue in a future period [1,2]
During the 12-month period ending one year hence	$2,369	$2,279
During the 12-month period ending two years hence	915	883
Thereafter	56	35
	$3,340	$3,197

1	Excludes constrained variable consideration amounts, amounts arising from contracts originally expected to have a duration of one year or less and, as a permitted practical expedient, amounts arising from contracts that are not affected by revenue recognition timing differences arising from transaction price allocation or from contracts under which we may recognize and bill revenue in an amount that corresponds directly with our completed performance obligations.
2	IFRS-IASB requires the explanation of when we expect to recognize as revenue the amounts disclosed as the estimated minimum transaction price allocated to remaining unfulfilled, or partially unfulfilled, performance obligations. The estimated amounts disclosed are based upon contractual terms and maturities. Actual minimum transaction price revenues recognized, and the timing thereof, will differ from these estimates primarily due to the frequency with which the actual durations of contracts with customers do not match their contractual maturities.

(b)	Accounts receivable

As at December 31 (millions)	Note	2021	2020
Customer accounts receivable		$2,194	$1,986
Accrued receivables – customer		313	241
Allowance for doubtful accounts	4(b)	(81)	(119)
		2,426	2,108
Accrued receivables – other		245	247
Accounts receivable – current		$2,671	$2,355

(c)	Contract assets

Years ended December 31 (millions)	Note	2021	2020
Balance, beginning of period		$850	$1,238
Net additions arising from operations		1,324	959
Amounts billed in the period and thus reclassified to accounts receivable [1]		(1,343)	(1,363)
Change in impairment allowance, net	4(b)	6	15
Other		—	1
Balance, end of period		$837	$850
To be billed and thus reclassified to accounts receivable during:
The 12-month period ending one year hence		$571	$582
The 12-month period ending two years hence		248	253
Thereafter		18	15
Balance, end of period		$837	$850
Reconciliation of contract assets presented in the Consolidated statements of financial position – current
Gross contract assets		$571	$582
Reclassification to contract liabilities of contracts with contract assets less than contract liabilities	24	(13)	(10)
Reclassification from contract liabilities of contracts with contract liabilities less than contract assets	24	(115)	(133)
		$443	$439

1	For the year ended December 31, 2021, amounts billed for our mobile products and services and reclassified to accounts receivable totalled $734 (2020 – $1,015).

December 31, 2021 | 33

notes to consolidated financial statements

7	other income

Years ended December 31 (millions)	Note	2021	2020
Government assistance		$8	$13
Other sublet revenue	19	4	4
Investment income (loss), gain (loss) [1] on disposal of assets and other		404	(12)
Interest income	21(b)	4	4
Changes in business combination-related provisions		—	113
		$420	$122

1       During the year ended December 31, 2021, we disposed of our financial solutions business, which was a part of our TELUS technology solutions segment, and realized a gain on disposition of $410 before income taxes.

We receive government assistance, as defined by IFRS-IASB, from a number of sources and, if not in respect of capital, generally include such amounts received in Other income, other than in respect of the Canada Emergency Wage Subsidy program amounts, as set out in Note 8. We recognize such amounts on an accrual basis as the subsidized services are provided or as the subsidized costs are incurred.

CRTC subsidy

Local exchange carriers’ costs of providing the level of residential basic telephone services that the CRTC requires to be provided in high cost serving areas are greater than the amounts the CRTC allows the local exchange carriers to charge for the levels of service. To ameliorate the situation, the CRTC directs the collection of contribution payments, in a central fund, from all registered Canadian telecommunications service providers (including voice, data and mobile service providers) that are then disbursed to incumbent local exchange carriers as subsidy payments to partially offset the costs of providing residential basic telephone services in non-forborne high cost serving areas. The subsidy payment disbursements are based upon a total subsidy requirement calculated on a per network access line/per band subsidy rate. For the year ended December 31, 2021, our subsidy receipts were $5 million (2020 – $10 million).

Government of Quebec

Salaries for qualifying employment positions in the province of Quebec, mainly in the information technology sector, are eligible for tax credits. In respect of such tax credits, for the year ended December 31, 2021, we recorded $3 million (2020 – $3 million).

8	employee benefits expense

Years ended December 31 (millions)	Note	2021	2020
Employee benefits expense – gross
Wages and salaries [1]		$4,118	$3,668
Share-based compensation [2]	14	236	173
Pensions – defined benefit	15(a)	113	102
Pensions – defined contribution	15(f)	106	94
Restructuring costs [2]	16(a)	79	49
Employee health and other benefits		227	190
		4,879	4,276
Capitalized internal labour costs, net
Contract acquisition costs	20
Capitalized		(91)	(74)
Amortized		66	55
Contract fulfilment costs	20
Capitalized		(2)	(2)
Amortized		5	4
Property, plant and equipment		(362)	(350)
Intangible assets subject to amortization		(226)	(208)
		(610)	(575)
		$4,269	$3,701

1	For the years ended December 31, 2021 and 2020, wages and salaries are net of Canada Emergency Wage Subsidy program amounts.
2	For the year ended December 31, 2021, $8 of share-based compensation in the digitally-led customer experiences segment was included in restructuring costs.

34 | December 31, 2021

notes to consolidated financial statements

9	financing costs

Years ended December 31 (millions)	Note	2021	2020
Interest expense
Interest on long-term debt, excluding lease liabilities – gross		$683	$676
Interest on long-term debt, excluding lease liabilities – capitalized [1]		(3)	(37)
Interest on long-term debt, excluding lease liabilities		680	639
Interest on lease liabilities	19	66	70
Interest on short-term borrowings and other		15	5
Interest accretion on provisions	25	18	16
Long-term debt prepayment premium		10	18
		789	748
Employee defined benefit plans net interest	15	26	16
Foreign exchange		(3)	14
		812	778
Interest income		(16)	(7)
		$796	$771
Net interest cost	3	$773	$792
Interest on long-term debt, excluding lease liabilities – capitalized [1]		(3)	(37)
Employee defined benefit plans net interest		26	16
		$796	$771

1	Interest on long-term debt, excluding lease liabilities, at a composite rate of 3.10% (2020 – 4.33%) was capitalized to intangible assets with indefinite lives during the period.

10	income taxes

(a)	Expense composition and rate reconciliation

Years ended December 31 (millions)	2021	2020
Current income tax expense
For the current reporting period	$563	$474
Adjustments recognized in the current period for income taxes of prior periods	(30)	(99)
	533	375
Deferred income tax expense
Arising from the origination and reversal of temporary differences	25	3
Revaluation of deferred income tax liability to reflect future income tax rates	—	(6)
Adjustments recognized in the current period for income taxes of prior periods	22	79
	47	76
	$580	$451

Our income tax expense and effective income tax rate differ from those computed by applying the applicable statutory rates for the following reasons:

Years ended December 31 ($ in millions)	2021		2020
Income taxes computed at applicable statutory rates	$589	25.8%	$446	26.1%
Revaluation of deferred income tax liability to reflect future income tax rates	—	—	(6)	(0.4)
Adjustments recognized in the current period for income taxes of prior periods	(8)	(0.3)	(20)	(1.3)
Non-deductible amounts	23	1.0	20	1.2
Gain on disposition	(46)	(2.0)	—	—
Other	22	1.0	11	0.7
Income tax expense per Consolidated statements of income and other comprehensive income	$580	25.5%	$451	26.3%

(b)	Temporary differences

We must make significant estimates in respect of the composition of our deferred income tax liability. Our operations are complex and the related income tax interpretations, regulations, legislation and jurisprudence are continually changing. As a result, there are usually some income tax matters in question.

December 31, 2021 | 35

notes to consolidated financial statements

Temporary differences comprising the net deferred income tax liability and the amounts of deferred income taxes recognized in the Consolidated statements of income and other comprehensive income and the Consolidated statements of changes in owners’ equity are estimated as follows:

(millions)	Property, plant and equipment (owned) and intangible assets subject to amortization	Intangible assets with indefinite lives	Property, plant and equipment (leased), net of lease liabilities	Contract assets and liabilities	Net pension and share- based compensation amounts	Provisions not currently deductible	Losses available to be carried forward [1]	Other	Net deferred income tax liability
As at January 1, 2020 [2]	$1,616	$1,608	$(77)	$418	$(140)	$(212)	$(11)	$6	$3,208
Deferred income tax expense recognized in
Net income	85	82	37	(111)	(31)	8	(33)	39	76
Other comprehensive income	—	—	—	—	(109)	—	—	(13)	(122)
Deferred income taxes charged directly to owners’ equity and other (Note 18(c))	591	2	—	—	—	(11)	(23)	(14)	545
As at December 31, 2020 [3]	2,292	1,692	(40)	307	(280)	(215)	(67)	18	3,707
Deferred income tax expense recognized in
Net income	75	59	7	(112)	(28)	41	(23)	28	47
Other comprehensive income	—	—	—	—	209	—	—	37	246
Deferred income taxes charged directly to owners’ equity and other (Note 18(b))	79	—	—	—	—	—	(6)	(52)	21
As at December 31, 2021 [4]	$2,446	$1,751	$(33)	$195	$(99)	$(174)	$(96)	$31	$4,021

1	We expect to be able to utilize our non-capital losses prior to expiry.
2	Deferred tax liability of $3,214, net of deferred tax asset of $6 (included in Other long-term assets).
3	Deferred tax liability of $3,718, net of deferred tax asset of $11 (included in Other long-term assets).
4	Deferred tax liability of $4,056, net of deferred tax asset of $35 (included in Other long-term assets).

Temporary differences arise from the carrying value of investments in subsidiaries and partnerships exceeding their tax base, for which no deferred income tax liabilities have been recognized because the parent is able to control the timing of the reversal of the difference and it is probable that it will not reverse in the foreseeable future. In our specific instance, this is relevant to our investments in Canadian subsidiaries and Canadian partnerships. We are not required to recognize such deferred income tax liabilities, as we are in a position to control the timing and manner of the reversal of the temporary differences, which would not be expected to be exigible to income tax, and it is probable that such differences will not reverse in the foreseeable future. We are in a position to control the timing and manner of the reversal of the temporary differences in respect of our non-Canadian subsidiaries, and it is probable that such differences will not reverse in the foreseeable future.

(c)	Other

We conduct research and development activities, which may be eligible to earn Investment Tax Credits. During the year ended December 31, 2021, we recorded Investment Tax Credits of $21 million (2020 – $12 million). Of this amount, $14 million (2020 – $6 million) was recorded as a reduction of property, plant and equipment and/or intangible assets and the balance was recorded as a reduction of goods and services purchased.

36 | December 31, 2021

notes to consolidated financial statements

11	other comprehensive income

									Item never
	Items that may subsequently be reclassified to income								reclassified to		Item never
	Change in unrealized fair value of derivatives designated as cash flow hedges in current period (Note 4(i))								income		reclassified to
	Derivatives used to manage currency risk			Derivatives used to manage other market risks				Cumulative	Change in		income
		Prior period			Prior period			foreign	measurement		Employee
	Gains	(gains) losses		Gains	(gains) losses			currency	of investment	Accumulated	defined benefit
	(losses)	transferred to		(losses)	transferred to			translation	financial	other	plan	Other
Years ended December 31 (millions)	arising	net income	Total	arising	net income	Total	Total	adjustment	assets	comp. income	re-measure-ments	comp. income
Accumulated balance as at January 1, 2020			$66			$(1)	$65	$42	$12	$119
Other comprehensive income (loss)
Amount arising	$(117)	$(3)	(120)	$(6)	$(1)	(7)	(127)	113	17	3	$(421)	$(418)
Income taxes	$(5)	$(9)	(14)	$(2)	$—	(2)	(16)	—	3	(13)	(109)	(122)
Net			(106)			(5)	(111)	113	14	16	$(312)	$(296)
Accumulated balance as at December 31, 2020			(40)			(6)	(46)	155	26	135
Other comprehensive income (loss)
Amount arising	$73	$75	148	$—	$4	4	152	(130)	66	88	$809	$897
Income taxes	$9	$18	27	$—	$1	1	28	—	9	37	209	246
Net			121			3	124	(130)	57	51	$600	$651
Accumulated balance as at December 31, 2021			$81			$(3)	$78	$25	$83	$186
Attributable to:
Common Shares										$203
Non-controlling interests										(17)
										$186

December 31, 2021 | 37

notes to consolidated financial statements

12	per share amounts

Basic net income per Common Share is calculated by dividing net income attributable to Common Shares by the total weighted average number of Common Shares outstanding during the period. Diluted net income per Common Share is calculated to give effect to share option awards and restricted share unit awards.

The following table presents reconciliations of the denominators of the basic and diluted per share computations. Net income was equal to diluted net income for all periods presented.

Years ended December 31 (millions)	2021	2020
Basic total weighted average number of Common Shares outstanding	1,346	1,275
Effect of dilutive securities – Restricted share units	5	3
Diluted total weighted average number of Common Shares outstanding	1,351	1,278

For the years ended December 31, 2021 and 2020, no outstanding equity-settled restricted share unit awards were excluded in the calculation of diluted income per Common Share. For the year ended December 31, 2021, less than 1 million (2020 – 1 million) outstanding TELUS Corporation share option awards were excluded in the calculation of diluted net income per Common Share.

13	dividends per share

(a)	TELUS Corporation Common Share dividends declared

Years ended December 31 (millions except per share amounts)	2021				2020
TELUS Corporation	Declared		Paid to		Declared		Paid to
Common Share dividends	Effective	Per share	shareholders	Total	Effective	Per share	shareholders	Total
Quarter 1 dividend	Mar. 11, 2021	$0.3112	Apr. 1, 2021	$404	Mar. 11, 2020	$0.29125	Apr. 1, 2020	$371
Quarter 2 dividend	Jun. 10, 2021	0.3162	Jul. 2, 2021	428	Jun. 10, 2020	0.29125	Jul. 2, 2020	372
Quarter 3 dividend	Sep. 10, 2021	0.3162	Oct. 1, 2021	430	Sep. 10, 2020	0.29125	Oct. 1, 2020	374
Quarter 4 dividend	Dec. 10, 2021	0.3274	Jan. 4, 2022	449	Dec. 11, 2020	0.31120	Jan. 4, 2021	403
		$1.2710		$1,711		$1.18495		$1,520

On February 9, 2022, the Board of Directors declared a quarterly dividend of $0.3274 per share on our issued and outstanding TELUS Corporation Common Shares payable on April 1, 2022, to holders of record at the close of business on March 11, 2022. The final amount of the dividend payment depends upon the number of TELUS Corporation Common Shares issued and outstanding at the close of business on March 11, 2022.

(b)	Dividend Reinvestment and Share Purchase Plan

We have a Dividend Reinvestment and Share Purchase Plan under which eligible holders of TELUS Corporation Common Shares may acquire additional TELUS Corporation Common Shares by reinvesting dividends and by making additional optional cash payments to the trustee. Under this plan, we have the option of offering TELUS Corporation Common Shares from Treasury or having the trustee acquire TELUS Corporation Common Shares in the stock market. We may, at our discretion, offer TELUS Corporation Common Shares at a discount of up to 5% from the market price under the plan. Effective with our dividends paid October 1, 2019, we offered TELUS Corporation Common Shares from Treasury at a discount of 2%. In respect of TELUS Corporation Common Shares held by eligible shareholders who have elected to participate in the plan, dividends declared during the year ended December 31, 2021, of $582 million (2020 – $524 million) were to be reinvested in TELUS Corporation Common Shares.

38 | December 31, 2021

notes to consolidated financial statements

14	share-based compensation

(a)	Details of share-based compensation expense

Reflected in the Consolidated statements of income and other comprehensive income as Employee benefits expense and in the Consolidated statements of cash flows are the following share-based compensation amounts:

Years ended December 31 (millions)		2021			2020
			Associated	Statement		Associated	Statement
		Employee	operating	of cash	Employee	operating	of cash
		benefits	cash	flows	benefits	cash	flows
	Note	expense [1]	outflows	adjustment	expense	outflows	adjustment
Restricted share units	(b)	$185	$(35)	$150	$131	$(109)	$22
Employee share purchase plan	(c)	41	(41)	—	33	(33)	—
Share option awards	(d)	18	(29)	(11)	9	(4)	5
		$244	$(105)	$139	$173	$(146)	$27
TELUS technology solutions		$150	$(44)	$106	$135	$(123)	$12
Digitally-led customer experiences		94	(61)	33	38	(23)	15
		$244	$(105)	$139	$173	$(146)	$27

1	Within employee benefits expense (see Note 8), for the year ended December 31, 2021, restricted share units expense of $178 and share option awards expense of $17 are presented as share-based compensation expense and the balance is included in restructuring costs (see Note 16) of the digitally-led customer experiences segment.

(b)	Restricted share units

General

We use restricted share units as a form of retention and incentive compensation. Each restricted share unit is nominally equal in value to one equity share and is nominally entitled to the dividends that would arise thereon if it were an issued and outstanding equity share. The notional dividends are recorded as additional issuances of restricted share units during the life of the restricted share unit. Due to the notional dividend mechanism, the grant-date fair value of restricted share units equals the fair market value of the corresponding equity shares at the grant date, other than for the notional subset of our restricted share units affected by the relative total shareholder return performance condition (which have their grant-date fair value determined using a Monte Carlo simulation). The restricted share units generally become payable when vesting is complete; TELUS Corporation restricted share units typically vest over a period of 33 months (the requisite service period) and TELUS International (Cda) Inc. restricted share units typically vest over a period of 48 months (the requisite service period). The vesting method of restricted share units, which is determined on or before the date of grant, may be either cliff or graded; the majority of TELUS Corporation restricted share units outstanding are cliff-vesting and the majority of TELUS International (Cda) Inc. restricted share units are graded-vesting. Accounting for restricted share units, as either equity instruments or liability instruments, is based upon the expected manner of their settlement when they are granted. Grants of restricted share units prior to fiscal 2019 were accounted for as liability instruments, as the associated obligation was normally cash-settled.

TELUS Corporation restricted share units

We also award restricted share units that largely have the same features as our general restricted share units, but have a variable payout (0% – 200%) that depends upon the achievement of our total customer connections performance condition (with a weighting of 25%) and the total shareholder return on TELUS Corporation Common Shares relative to an international peer group of telecommunications companies (with a weighting of 75%). The grant-date fair value of the notional subset of our restricted share units affected by the total customer connections performance condition equals the fair market value of the corresponding TELUS Corporation Common Shares at the grant date, and thus the notional subset has been included in the presentation of our restricted share units with only service conditions. The estimate, which reflects a variable payout, of the fair value of the notional subset of our restricted share units affected by the relative total shareholder return performance condition is determined using a Monte Carlo simulation. Grants of restricted share units in 2021 and 2020 are accounted for as equity-settled, as that was their expected manner of settlement when granted.

December 31, 2021 | 39

notes to consolidated financial statements

The following table presents a summary of outstanding TELUS Corporation non-vested restricted share units.

Number of non-vested restricted share units as at December 31	2021	2020
Restricted share units without market performance conditions
Restricted share units with only service conditions	5,481,486	5,718,328
Notional subset affected by total customer connections performance condition	366,983	298,957
	5,848,469	6,017,285
Restricted share units with market performance conditions
Notional subset affected by relative total shareholder return performance condition	1,100,949	896,870
	6,949,418	6,914,155

The following table presents a summary of the activity related to TELUS Corporation restricted share units without market performance conditions.

Years ended December 31	2021			2020
			Weighted			Weighted
	Number of restricted		average	Number of restricted		average
	share units [1]		grant-date	share units [1]		grant-date
	Non-vested	Vested	fair value	Non-vested	Vested	fair value
Outstanding, beginning of period
Non-vested	6,017,285	—	$24.55	6,468,954	—	$23.37
Vested	—	29,870	$24.58	—	30,800	$22.02
Granted
Initial award	3,131,508	—	$25.98	3,199,809	—	$25.36
In lieu of dividends	385,783	1,394	$26.74	428,750	624	$23.08
Variable payout related	16,886	—	$25.53	—	—	—
Vested	(3,354,451)	3,354,451	$24.10	(3,696,539)	3,696,539	$23.14
Settled
In cash	—	(58,704)	$24.67	—	(3,053,349)	$22.82
In equity	—	(3,277,873)	$24.07	—	(644,744)	$24.17
Forfeited	(348,542)	—	$21.59	(383,689)	—	$23.82
Outstanding, end of period
Non-vested	5,848,469	—	$25.67	6,017,285	—	$24.55
Vested	—	49,138	$25.63	—	29,870	$24.58

1	Excluding the notional subset of restricted share units affected by the relative total shareholder return performance condition.

TELUS International (Cda) Inc. restricted share units

We also award restricted share units that largely have the same features as the TELUS Corporation restricted share units, but have a variable payout (0% – 150%) that depends upon the achievement of TELUS International (Cda) Inc. financial performance and non-market quality-of-service performance conditions. Grants of restricted share units in 2021 are accounted for as equity-settled, as that was their expected manner of settlement when granted.

The following table presents a summary of the activity related to TELUS International (Cda) Inc. restricted share units.

Years ended December 31	2021				2020
			Weighted				Weighted
	Number of restricted		average		Number of restricted		average
	share units		grant-date		share units		grant-date
	Non-vested	Vested	fair value		Non-vested	Vested	fair value
Outstanding, beginning of period	1,383,642	—	US$	7.94	2,093,603	—	US$	6.11
Granted – initial award	1,383,983	—	US$	27.26	357,966	—	US$	11.11
Vested	(805,429)	805,429	US$	7.29	(982,395)	982,395	US$	5.95
Settled
In cash	—	(773,185)	US$	6.31	—	(982,395)	US$	5.95
In equity	—	(32,244)	US$	31.01	—	—	US$	—
Forfeited	(111,389)	—	US$	20.16	(85,532)	—	US$	7.00
Outstanding, end of period	1,850,807	—	US$	21.94	1,383,642	—	US$	7.94

(c)	TELUS Corporation employee share purchase plan

We have an employee share purchase plan under which eligible employees up to a certain job classification can purchase TELUS Corporation Common Shares through regular payroll deductions. In respect of TELUS Corporation Common Shares held within the employee share purchase plan, TELUS Corporation Common Share dividends declared during the year ended December 31, 2021, of $42 million (2020 – $37 million) were to be reinvested in TELUS Corporation Common Shares acquired by the trustee from Treasury, with a discount applicable, as set out in Note 13(b).

40 | December 31, 2021

notes to consolidated financial statements

(d)	Share option awards

General

We use share option awards as a form of retention and incentive compensation. We apply the fair value method of accounting for share-based compensation awards granted to officers and other employees. Share option awards typically have a three-year vesting period (the requisite service period). The vesting method of share option awards, which is determined on or before the date of grant, may be either cliff or graded; all share option awards granted subsequent to 2004 have been cliff-vesting.

The weighted average fair value of share option awards granted is calculated by using the Black-Scholes model (a closed-form option pricing model). The risk-free interest rate used in determining the fair value of the share option awards is based on a Government of Canada yield curve that is current at the time of grant. The expected lives of the share option awards are based on our historical share option award exercise data. Similarly, expected volatility considers the historical volatility in the price of our Common Shares in respect of TELUS Corporation share options and the average historical volatility in the prices of a peer group’s shares, and TELUS International (Cda) Inc.’s own shares, in respect of TELUS International (Cda) Inc. share options. The dividend yield is the annualized dividend current at the time of grant divided by the share option award exercise price. Dividends are not paid on unexercised share option awards and are not subject to vesting.

TELUS Corporation share options

Employees may be granted share option awards to purchase TELUS Corporation Common Shares at an exercise price equal to the fair market value at the time of grant. Share option awards granted under the plan may be exercised over specific periods not to exceed seven years from the time of grant. Share option awards granted in fiscal 2021 and 2020 were for front-line employees.

These share option awards have a net-equity settlement feature. The optionee does not have the choice of exercising the net-equity settlement feature; it is at our option whether the exercise of a share option award is settled as a share option or settled using the net-equity settlement feature.

The following table presents a summary of the activity related to the TELUS Corporation share option plan.

Years ended December 31	2021		2020
	Number of	Weighted	Number of	Weighted
	share	average share	share	average share
	options	option price [1]	options	option price
Outstanding, beginning of period	3,014,700	$21.59	—	$—
Granted	324,900	$25.96	3,171,600	$21.57
Forfeited	(289,300)	$21.75	(156,900)	$21.29
Outstanding, end of period	3,050,300	$22.04	3,014,700	$21.59

1	The weighted average remaining contractual life is 5.4 years. No options were exercisable as at the balance sheet date.

The weighted average fair value of share option awards granted, and the weighted average assumptions used in the fair value estimation at the time of grant, calculated by using the Black-Scholes model (a closed-form option pricing model), are as follows:

Years ended December 31	2021	2020
Share option award fair value (per share option)	$0.93	$0.65
Risk-free interest rate	0.79%	0.95%
Expected lives [1] (years)	4.25	4.25
Expected volatility	12.5%	12.3%
Dividend yield	4.8%	5.4%

1	The maximum contractual term of the share option awards granted in 2021 and 2020 was seven years.

TELUS International (Cda) Inc. share options

Employees may be granted equity share options (equity-settled) to purchase TELUS International (Cda) Inc. subordinate voting shares at a price equal to, or a multiple of, the fair market value at the time of grant and/or phantom share options (cash-settled) that provide them with exposure to TELUS International (Cda) Inc. subordinate voting share price appreciation. Share option awards granted under the plan may be exercised over specific periods not to exceed ten years from the time of grant. All equity share option awards and most phantom share option awards have a variable payout (0% – 100%) that depends upon the achievement of TELUS International (Cda) Inc. financial performance and non-market quality-of-service performance conditions.

December 31, 2021 | 41

notes to consolidated financial statements

The following table presents a summary of the activity related to the TELUS International (Cda) Inc. share option plan.

Years ended December 31	2021					2020
	US$ denominated			C$ denominated		US$ denominated			C$ denominated
	Number	Weighted		Number	Share	Number	Weighted		Number	Share
	of share	average share		of share	option	of share	average share		of share	option
	options	option price[1]		options	price	options	option price		options	price
Outstanding, beginning of period	3,922,056	US$	6.94	242,244	$4.75	4,484,790	US$	6.91	242,244	$4.75
Granted	579,949	US$	25.00	—	$—	—	US$	—	—	$—
Exercised	(1,321,238)	US$	5.74	(242,244)	$4.75	(562,734)	US$	6.21	—	$—
Outstanding, end of period	3,180,767	US$	10.74	—	$—	3,922,056	US$	6.94	242,244	$4.75
Exercisable, end of period	2,096,582	US$	7.45	—	$—	3,267,423	US$	6.58	242,244	$4.75

1	For 2,600,818 share options, the range of share option prices is US$4.87 – US$8.95 per TELUS International (Cda) Inc. subordinated voting share and the weighted average remaining contractual life is 5.6 years; for the balance of share options, the price is US$25.00 and the weighted average remaining contractual life is 9.2 years.

The weighted average fair value of share option awards granted, and the weighted average assumptions used in the fair value estimation at the time of grant, calculated by using the Black-Scholes model (a closed-form option pricing model), are as follows:

Year ended December 31	2021
Share option award fair value (per share option)	US$	5.34
Risk-free interest rate		0.73%
Expected lives [1] (years)		6.5
Expected volatility		19.3%
Dividend yield		NIL %

1	The maximum contractual term of the share option awards granted in 2021 was ten years.

42 | December 31, 2021

notes to consolidated financial statements

15	employee future benefits

(a)	Defined benefit pension plans – summary

Amounts in the primary financial statements relating to defined benefit pension plans

Years ended December 31 (millions)		2021			2020
	Note	Plan assets	Defined benefit obligations accrued [1]	Net	Plan assets	Defined benefit obligations accrued [1]	Net
Employee benefits expense	8
Benefits earned for current service		$—	$(120)		$—	$(111)
Benefits earned for past service		—	(6)		—	(3)
Employees’ contributions		18	—		19	—
Administrative fees		(5)	—		(7)	—
		13	(126)	$(113)	12	(114)	$(102)
Financing costs	9
Notional income on plan assets [2] and interest on defined benefit obligations accrued		238	(261)		285	(297)
Interest effect on asset ceiling limit	(c)	(3)	—		(4)	—
		235	(261)	(26)	281	(297)	(16)
DEFINED BENEFIT (COST) INCLUDED IN NET INCOME [3]				(139)			(118)
Other comprehensive income	11
Difference between actual results and estimated plan assumptions [4]		661	(456)		480	(67)
Changes in plan financial assumptions	(d)	—	657		—	(836)
Changes in the effect of limiting net defined benefit assets to the asset ceilings	(c)	(53)	—		2	—
		608	201	809	482	(903)	(421)
DEFINED BENEFIT (COST) INCLUDED IN COMPREHENSIVE INCOME [3]				670			(539)
AMOUNTS INCLUDED IN OPERATING ACTIVITIES CASH FLOWS
Employer contributions	(e)	53	—	53	51	—	51
BENEFITS PAID BY PLANS		(474)	474	—	(477)	477	—
PLAN ACCOUNT BALANCES [5]
Change in year		435	288	723	349	(837)	(488)
Balance, beginning of year		9,608	(10,521)	(913)	9,259	(9,684)	(425)
Balance, end of year		$10,043	$(10,233)	$(190)	$9,608	$(10,521)	$(913)
FUNDED STATUS – PLAN SURPLUS (DEFICIT)
Pension plans that have plan assets in excess of defined benefit obligations accrued	20	$9,141	$(8,688)	$453	$721	$(708)	$13
Pension plans that have defined benefit obligations accrued in excess of plan assets
Funded		902	(1,286)	(384)	8,887	(9,550)	(663)
Unfunded		—	(259)	(259)	—	(263)	(263)
	27	902	(1,545)	(643)	8,887	(9,813)	(926)
		$10,043	$(10,233)	$(190)	$9,608	$(10,521)	$(913)
PBSR SOLVENCY POSITION [6]
Pension plans that have plan assets in excess of defined benefit obligations accrued				$1,366			$516
Funded pension plans that have defined benefit obligations accrued in excess of plan assets				—			(153)
				$1,366			$363
DEFINED BENEFIT OBLIGATIONS ACCRUED OWED TO:
Active members			$(2,343)			$(2,461)
Deferred members			(528)			(561)
Pensioners			(7,362)			(7,499)
			$(10,233)			$(10,521)

1	Defined benefit obligations accrued are the actuarial present values of benefits attributed to employee services rendered to a particular date.
2	The interest income on the plan assets portion of the employee defined benefit plans net interest amount included in Financing costs reflects a rate of return on plan assets equal to the discount rate used in determining the defined benefit obligations accrued.

December 31, 2021 | 43

notes to consolidated financial statements

3	Excluding income taxes.
4	Financial assumptions in respect of plan assets (interest income on plan assets included in Financing costs reflects a rate of return on plan assets equal to the discount rate used in determining the defined benefit obligations accrued) and demographic assumptions in respect of the actuarial present values of the defined benefit obligations accrued (see (d)). For the year ended December 31, 2021, the difference between actual results and estimated plan assumptions for defined benefit obligations includes $375 in respect of changes in mortality-related assumptions (see (d)).
5	The measurement date used to determine the plan assets and defined benefit obligations accrued was December 31.
6	The Office of the Superintendent of Financial Institutions, by way of the Pension Benefits Standards Regulations, 1985 (PBSR) (see (e)), requires that a solvency valuation be performed on a periodic basis. The actual PBSR solvency positions are determined in conjunction with mid-year annual funding reports prepared by actuaries (see (e)); as a result, the PBSR solvency positions in this table as at December 31, 2021 and 2020, are interim estimates and updated estimates, respectively. The interim estimate as at December 31, 2020, was a net surplus of $375.
Interim estimated solvency ratios as at December 31, 2021, ranged from 106% to 122% (2020 – updated estimate is 94% to 108%; interim estimate was 95% to 109%) and the estimated three-year average solvency ratios, adjusted as required by the PBSR, ranged from 99% to 113% (2020 – updated estimate is 96% to 108%; interim estimate was 97% to 109%).
The solvency valuation effectively uses the fair value (excluding any asset ceiling limit effects) of the funded defined benefit pension plan assets (adjusted for theoretical wind-up expenses) to measure the solvency valuation assets. Although the defined benefit obligations accrued and the solvency valuation liabilities are calculated similarly, the assumptions used for each differ, primarily in respect of retirement ages and discount rates, and the solvency valuation liabilities, due to the required assumption that each plan is terminated on the valuation date, do not reflect assumptions about future compensation levels. Relative to the experience-based estimates of retirement ages used for purposes of determining the defined benefit obligations accrued, the minimum no-consent retirement age used for solvency valuation purposes may result in either a greater or lesser pension liability, depending upon the provisions of each plan. The solvency positions in this table reflect composite weighted average discount rates of 2.9% (2020 – 2.5%). A hypothetical decrease of 25 basis points in the composite weighted average discount rate would result in a $297 decrease in the PBSR solvency position as at December 31, 2021 (2020 – $330); these sensitivities are hypothetical, should be used with caution, are calculated without changing any other assumption and generally cannot be extrapolated because changes in amounts may not be linear.

(b)	Pension plans and other defined benefit plans – overview

We have a number of defined benefit and defined contribution plans that provide pension and other retirement and post-employment benefits to most of our employees. As at December 31, 2021 and 2020, all registered defined benefit pension plans were closed to substantially all new participants and substantially all benefits had vested. The benefit plans in which our employees are participants reflect developments in our corporate history.

TELUS Corporation Pension Plan

Management and professional employees in Alberta who joined us prior to January 1, 2001, and certain unionized employees who joined us prior to June 9, 2011, are covered by this contributory defined benefit pension plan, which comprises slightly more than one-half of our total defined benefit obligation accrued. The plan contains a supplemental benefit account that may provide indexation of up to 70% of the annual increase in a specified cost-of-living index. Pensionable remuneration is determined by the average of the best five years of remuneration in the last ten years preceding retirement.

Pension Plan for Management and Professional Employees of TELUS Corporation

This defined benefit pension plan, which with certain limited exceptions ceased accepting new participants on January 1, 2006, and which comprises approximately one-quarter of our total defined benefit obligation accrued, provides a non-contributory base level of pension benefits. Additionally, on a contributory basis, employees annually can choose increased and/or enhanced levels of pension benefits above the base level. At an enhanced level of pension benefits, the plan has indexation of 100% of the annual increase in a specified cost-of-living index, to an annual maximum of 2%. Pensionable remuneration is determined by the annualized average of the best 60 consecutive months of remuneration.

TELUS Québec Defined Benefit Pension Plan

This contributory defined benefit pension plan, which ceased accepting new participants on April 14, 2009, covers any employee not governed by a collective agreement in Quebec who joined us prior to April 1, 2006, any non-supervisory employee governed by a collective agreement who joined us prior to September 6, 2006, and certain other unionized employees. The plan comprises approximately one-tenth of our total defined benefit obligation accrued. The plan has no indexation and pensionable remuneration is determined by the average of the best four years of remuneration.

TELUS Edmonton Pension Plan

This contributory defined benefit pension plan ceased accepting new participants on January 1, 1998. Indexation is 60% of the annual increase in a specified cost-of-living index and pensionable remuneration is determined by the annualized average of the best 60 consecutive months of remuneration. The plan comprises less than one-tenth of our total defined benefit obligation accrued.

Other defined benefit pension plans

In addition to the foregoing plans, we have non-registered, non-contributory supplementary defined benefit pension plans, which have the effect of maintaining the pension benefit earned once the allowable maximums in the registered plans are attained. As is common with non-registered plans of this nature, these plans are typically funded only as benefits are paid. These plans comprise less than 5% of our total defined benefit obligation accrued.

44 | December 31, 2021

notes to consolidated financial statements

Telecommunication Workers Pension Plan

Certain employees in British Columbia are covered by a negotiated-cost, target-benefit union pension plan. Our contributions are determined in accordance with provisions of negotiated labour contracts (the current contract expired on December 31, 2021 – see Note 29(c)), and are generally based on employee gross earnings. We are not required to guarantee the benefits or assure the solvency of the plan, and we are not liable to the plan for other participating employers’ obligations. For the years ended December 31, 2021 and 2020, our contributions comprised a significant proportion of the employer contributions to the union pension plan; similarly, a significant proportion of the plan participants were our active and retired employees.

British Columbia Public Service Pension Plan

Certain employees in British Columbia are covered by a public service pension plan. Contributions are determined in accordance with provisions of labour contracts negotiated by the Province of British Columbia and are generally based on employee gross earnings.

Defined contribution pension plans

We primarily offer three defined contribution pension plans, which are contributory, and these are the primary pension plans we sponsor that are available to our non-unionized and certain of our unionized employees. For the years ended December 31, 2021 and 2020, employees could generally choose to contribute to the plans at a rate of between 3% and 10% of their pensionable earnings; generally, we match 100% of contributions of employees up to 5% of their pensionable earnings and 80% of contributions of employees between 5% and 6% of their pensionable earnings. Membership in a defined contribution pension plan is generally voluntary until an employee’s third-year service anniversary. In the event that annual contributions exceed allowable maximums, excess amounts are in certain cases contributed to a non-registered supplementary defined contribution savings plan.

Other defined benefit plans

Other defined benefit plans, which are all non-contributory and, as at December 31, 2021 and 2020, non-funded, included a healthcare plan for retired employees and a life insurance plan, both of which ceased accepting new participants on January 1, 1997.

(c)	Plan investment strategies and policies

Our primary goal for the defined benefit pension plans is to ensure the security of the retirement income and other benefits of the plan members and their beneficiaries. A secondary goal is to maximize the long-term rate of return on the defined benefit plans’ assets within a level of risk acceptable to us.

Risk management

We consider absolute risk (the risk of contribution increases, inadequate plan surplus and unfunded obligations) to be more important than relative return risk. Accordingly, the defined benefit plans’ designs, the nature and maturity of defined benefit obligations and the characteristics of the plans’ memberships significantly influence investment strategies and policies. We manage risk by specifying allowable and prohibited investment types, setting diversification strategies and determining target asset allocations.

Allowable and prohibited investment types

Allowable and prohibited investment types, along with associated guidelines and limits, are set out in each plan’s required Statement of Investment Policies and Procedures (SIPP), which is reviewed and approved annually by the designated governing body. The SIPP guidelines and limits are further governed by the permitted investments and lending limits set out in the Pension Benefits Standards Regulations, 1985. As well as conventional investments, each fund’s SIPP may provide for the use of derivative products to facilitate investment operations and to manage risk, provided that no short position is taken and no guidelines and limits established in the SIPP are violated. Internally and externally managed funds are not permitted to invest directly in our securities, or those of our subsidiaries, and are prohibited from increasing grandfathered investments in our securities; any such grandfathered investments were made prior to the merger of BC TELECOM Inc. and TELUS Corporation, our predecessors.

Diversification

Our strategy for investments in equity securities is to be broadly diversified across individual securities, industry sectors and geographical regions. A meaningful portion (20% – 30% of total plan assets) of the plans’ investment in equity securities is allocated to foreign equity securities with the intent of further diversifying plan assets. Debt securities may include a meaningful allocation to mortgages, with the objective of enhancing cash flow and providing greater scope for the management of the bond component of the plan assets. Debt securities may also include real return bonds to provide inflation protection, consistent with the indexed nature of some defined benefit obligations. Real estate investments are used to provide diversification of plan assets, hedging of potential long-term inflation and comparatively stable investment income.

December 31, 2021 | 45

notes to consolidated financial statements

Relationship between plan assets and benefit obligations

With the objective of lowering the long-term costs of our defined benefit pension plans, we purposely mismatch plan assets and benefit obligations. This mismatching is effected by including equity investments in the long-term asset mix, as well as fixed income securities and mortgages with durations that differ from those of the benefit obligations.

As at December 31, 2021, the present value-weighted average timing of estimated cash flows for the obligations (duration) of the defined benefit pension plans was 14.0 years (2020 – 14.1 years) and of the other defined benefit plans was 6.1 years (2020 – 5.8 years). Compensation for liquidity issues that may otherwise have arisen from the mismatching of plan assets and benefit obligations is provided by broadly diversified investment holdings (including cash and short-term investments) and cash flows from dividends, interest and rents from those diversified investment holdings.

Fair value measurements

Information about the fair value measurements of our defined benefit pension plan assets, in aggregate, is as follows:

			Fair value measurements at reporting date using
	Total		Quoted prices in active markets for identical items		Other
As at December 31 (millions)	2021	2020	2021	2020	2021	2020
Asset class
Equity securities
Canadian	$1,104	$1,044	$945	$849	$159	$195
Foreign	2,861	2,699	826	685	2,035	2,014
Debt securities
Issued by national, provincial or local governments	1,290	1,453	1,120	1,225	170	228
Corporate debt securities	2,436	2,087	—	—	2,436	2,087
Asset-backed securities	6	32	—	—	6	32
Commercial mortgages	680	803	—	—	680	803
Cash, cash equivalents and other	820	528	37	20	783	508
Real estate	1,025	1,085	—	—	1,025	1,085
	10,222	9,731	$2,928	$2,779	$7,294	$6,952
Effect of asset ceiling limit
Beginning of year	(123)	(121)
Interest effect on asset ceiling limit	(3)	(4)
Change in the effect of limiting net defined benefit assets to the asset ceiling	(53)	2
End of year	(179)	(123)
	$10,043	$9,608

As at December 31, 2021, pension benefit trusts that we administered held no TELUS Corporation Common Shares and no TELUS International (Cda) Inc. subordinate voting shares, and held debt of TELUS Corporation with a fair value of approximately $2 million (2020 – $2 million) (see (c) – Allowable and prohibited investment types). As at December 31, 2021 and 2020, pension benefit trusts that we administered did not lease real estate to us.

Asset allocations

Our defined benefit pension plans’ target asset allocations and actual asset allocations are as follows:

	Target allocation	Percentage of plan assets at end of year
Years ended December 31	2022	2021	2020
Equity securities	25-55%	38%	38%
Debt securities	40-75%	51%	51%
Real estate	10-30%	11%	11%
Other	0-15%	—	—
		100%	100%

46 | December 31, 2021

notes to consolidated financial statements

(d)	Assumptions

As referred to in Note 1(b), management is required to make significant estimates related to certain actuarial and economic assumptions that are used in determining defined benefit pension costs, defined benefit obligations accrued and pension plan assets. These significant estimates are of a long-term nature, consistent with the nature of employee future benefits.

Demographic assumptions

In determining the defined benefit pension expense recognized in net income for the years ended December 31, 2021 and 2020, we utilized the Canadian Institute of Actuaries CPM 2014 mortality tables.

Financial assumptions

The discount rate, which is used to determine a plan’s defined benefit obligations accrued, is based upon the yield on long-term, high-quality, fixed-term investments, and is set annually. The rate of future increases in compensation is based upon current benefits policies and economic forecasts.

The significant weighted average actuarial assumptions arising from these estimates and used in measuring our defined benefit obligations accrued are as follows:

	2021	2020
Mortality assumptions used to determine defined benefit obligations accrued at December 31
Life expectancy at 65 for a member currently at age 65 (years)	24.2	22.7
Discount rate [1] used to determine:
Net benefit costs for the year ended December 31	2.50%	3.10%
Defined benefit obligations accrued as at December 31	2.95%	2.50%
Current service cost in subsequent fiscal year	3.10%	2.70%
Rate of future increases in compensation used to determine:
Net benefit costs for the year ended December 31	2.90%	2.90%
Defined benefit obligations accrued as at December 31	3.00%	2.90%

1       The discount rate disclosed in this table reflects the computation of an average discount rate that replicates the estimated timing of the obligation cash flows.

Sensitivity of key assumptions

The sensitivity of our key assumptions for our defined benefit pension plans was as follows:

Years ended, or as at, December 31 Increase (decrease) (millions)	2021		2020
	Change in obligations	Change in expenses	Change in obligations	Change in expenses
Sensitivity of key demographic assumptions to an increase of one year [1] in life expectancy	$323	$11	$349	$11
Sensitivity of key financial assumptions to a hypothetical decrease of 25 basis points [1] in:
Discount rate	$366	$13	$386	$15
Rate of future increases in compensation	$(34)	$(3)	$(36)	$(3)

1	These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in decreased amounts, and unfavourable hypothetical changes in the assumptions result in increased amounts, of the obligations and expenses. Changes in amounts based on a variation in assumptions of one year or 25 basis points generally cannot be extrapolated because the relationship of the change in an assumption to the change in amounts may not be linear. Also, in this table, the effect of a variation in a particular assumption on the change in obligations or change in expenses is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, an increase in the discount rate may result in changes in expectations about the rate of future increases in compensation), which might magnify or counteract the sensitivities.

(e)	Employer contributions

The determination of the minimum funding amounts necessary for substantially all of our registered defined benefit pension plans is governed by the Pension Benefits Standards Act, 1985, which requires that current service costs be funded, and that both going-concern and solvency valuations be performed on a specified periodic basis.

•	Any excess of plan assets over plan liabilities determined in the going-concern valuation reduces our minimum funding requirement for current service costs, but may not reduce the requirement to an amount less than the employees’ contributions. The going-concern valuation generally determines the excess (if any) of a plan’s assets over its liabilities on a projected benefit basis.
•	As of the date of these consolidated financial statements, the solvency valuation generally requires that a plan’s average solvency valuation liabilities, determined on the basis that the plan is terminated on the valuation date, in excess of its assets (if any) be funded, at a minimum, in equal annual amounts over a period not exceeding five years. So as to manage the risk of overfunding the plans, which results from the solvency valuation for funding purposes utilizing average solvency ratios, our funding may include the provision of letters of credit. As at December 31, 2021, undrawn letters of credit in the amount of $115 million (2020 – $108 million) secured certain obligations of the defined benefit pension plans, including non-registered unfunded plans.

December 31, 2021 | 47

notes to consolidated financial statements

Our best estimate of fiscal 2022 employer contributions to our defined benefit plans is approximately $32 million for defined benefit pension plans. This estimate is based upon the mid-year 2021 annual funding valuations that were prepared by actuaries using December 31, 2020, actuarial valuations. The funding reports are based on the pension plans’ fiscal years, which are calendar years. The next annual funding valuations are expected to be prepared mid-year 2022.

Future benefit payments

Estimated future benefit payments from our funded and unfunded defined benefit pension plans, calculated as at December 31, 2021, are as follows:

Years ending December 31 (millions)	Funded	Unfunded	Total
2022	$457	$11	$468
2023	467	11	478
2024	473	11	484
2025	478	12	490
2026	485	12	497
2027-2031	2,492	69	2,561

(f)	Defined contribution plans – expense

Our total defined contribution pension plan costs recognized were as follows:

Years ended December 31 (millions)	2021	2020
Union pension plan and public service pension plan contributions	$20	$21
Other defined contribution pension plans	86	73
	$106	$94

We expect that our 2022 union pension plan and public service pension plan contributions will be approximately $22 million.

(g)	Other defined benefit plans

For the year ended December 31, 2021, other defined benefit plan current service cost was $2 million (2020 – $3 million). Estimated future benefit payments from our other defined benefit plans, calculated as at December 31, 2021, are $1 million annually for the five-year period from 2022 to 2026 and $5 million for the five-year period from 2027 to 2031.

16	restructuring and other costs

(a)	Details of restructuring and other costs

With the objective of reducing ongoing costs, we incur associated incremental non-recurring restructuring costs, as discussed further in (b) following. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models or post-acquisition business integration. In other costs, we include incremental atypical external costs incurred in connection with business acquisition or disposition activity; significant litigation costs in respect of losses or settlements; adverse retrospective regulatory decisions; and certain incremental atypical costs incurred in connection with the COVID-19 pandemic.

Restructuring and other costs are presented in the Consolidated statements of income and other comprehensive income, as set out in the following table:

	Restructuring (b)		Other (c)		Total
Years ended December 31 (millions)	2021	2020	2021	2020	2021	2020
Goods and services purchased	$62	$160	$45	$49	$107	$209
Employee benefits expense	79	49	—	1	79	50
	$141	$209	$45	$50	$186	$259

(b)	Restructuring provisions

Employee-related provisions and other provisions, as presented in Note 25, include amounts in respect of restructuring activities. In 2021, restructuring activities included ongoing and incremental efficiency initiatives, some of which involved personnel-related costs and rationalization of real estate. These initiatives were intended to improve our long-term operating productivity and competitiveness.

(c)	Other

During the year ended December 31, 2021, incremental external costs were incurred in connection with business acquisition activity. In connection with business acquisitions, non-recurring atypical business integration expenditures that would be considered neither restructuring costs nor part of the fair value of the net assets acquired have been included in other costs.

Also during the year ended December 31, 2021, other costs were incurred in connection with the COVID-19 pandemic. Incremental costs were incurred due to proactive steps we elected to take in order to keep our customers and employees safe, including adjustments to the frequency of real estate cleaning and maintenance, among other items. As well, costs that have been incurred in the normal course but which are unable to contribute normally to the earning of revenues have been deemed atypical.

48 | December 31, 2021

notes to consolidated financial statements

17 property, plant and equipment

		Owned assets						Right-of-use lease assets (Note 19)
(millions)	Note	Network assets	Buildings and leasehold improvements	Computer hardware and other	Land	Assets under construction	Total	Network assets	Real estate	Other	Total	Total
AT COST
As at January 1, 2020		$31,713	$3,314	$1,373	$48	$421	$36,869	$219	$1,267	$60	$1,546	$38,415
Additions [1]		998	43	62	5	1,191	2,299	282	224	24	530	2,829
Additions arising from business acquisitions		4	22	12	—	—	38	—	74	6	80	118
Dispositions, retirements and other		(497)	(70)	(142)	—	—	(709)	(2)	(64)	(8)	(74)	(783)
Assets under construction put into service		752	119	100	1	(972)	—	—	—	—	—	—
Net foreign exchange differences		2	—	(2)	—	—	—	—	5	—	5	5
As at December 31, 2020		32,972	3,428	1,403	54	640	38,497	499	1,506	82	2,087	40,584
Additions [1]		730	53	82	5	1,593	2,463	300	220	34	554	3,017
Additions arising from business acquisitions	18(b)	—	1	2	—	—	3	—	4	—	4	7
Dispositions, retirements and other		(455)	(36)	(47)	—	—	(538)	(205)	(32)	(17)	(254)	(792)
Assets under construction put into service		1,266	92	88	16	(1,462)	—	—	—	—	—	—
Net foreign exchange differences		(3)	(1)	(3)	—	—	(7)	—	(4)	—	(4)	(11)
As at December 31, 2021		$34,510	$3,537	$1,525	$75	$771	$40,418	$594	$1,694	$99	$2,387	$42,805
ACCUMULATED DEPRECIATION
As at January 1, 2020		$21,060	$2,052	$875	$—	$—	$23,987	$6	$174	$16	$196	$24,183
Depreciation [2]		1,547	127	158	—	—	1,832	37	221	17	275	2,107
Dispositions, retirements and other		(489)	(70)	(142)	—	—	(701)	—	(16)	(6)	(22)	(723)
Net foreign exchange differences		2	—	(2)	—	—	—	—	3	—	3	3
As at December 31, 2020		22,120	2,109	889	—	—	25,118	43	382	27	452	25,570
Depreciation [2]		1,526	135	167	—	—	1,828	77	204	17	298	2,126
Dispositions, retirements and other		(573)	(38)	(116)	—	—	(727)	(56)	(15)	(10)	(81)	(808)
Net foreign exchange differences		(3)	1	(2)	—	—	(4)	—	(5)	—	(5)	(9)
As at December 31, 2021		$23,070	$2,207	$938	$—	$—	$26,215	$64	$566	$34	$664	$26,879
NET BOOK VALUE
As at December 31, 2020		$10,852	$1,319	$514	$54	$640	$13,379	$456	$1,124	$55	$1,635	$15,014
As at December 31, 2021		$11,440	$1,330	$587	$75	$771	$14,203	$530	$1,128	$65	$1,723	$15,926

1	For the year ended December 31, 2021, additions include $(171) (2020 – $157) in respect of asset retirement obligations (see Note 25).
2	For the year ended December 31, 2021, depreciation includes $7 (2020 – $23) in respect of impairment of real estate right-of-use lease assets.

As at December 31, 2021, our contractual commitments for the acquisition of property, plant and equipment totalled $574 million over a period ending December 31, 2023 (2020 – $235 million over a period ending December 31, 2022).

December 31, 2021 | 49

notes to consolidated financial statements

18 intangible assets and goodwill

(a)	Intangible assets and goodwill, net

		Intangible assets subject to amortization					Intangible assets with indefinite lives
(millions )	Note	Customer contracts, related customer relationships and subscriber base	Software	Access to rights-of-way, crowdsource assets and other	Assets under construction	Total	Spectrum licences	Total intangible assets	Goodwill [1,2]	Total intangible assets and goodwill
AT COST
As at January 1, 2020		$1,032	$5,870	$137	$254	$7,293	$9,937	$17,230	$5,671	$22,901
Additions		—	88	4	548	640	—	640	—	640
Additions arising from business acquisitions		1,766	357	263	—	2,386	9	2,395	1,812	4,207
Dispositions, retirements and other (including capitalized interest)	9	100	(421)	(41)	—	(362)	(36)	(398)	—	(398)
Assets under construction put into service		—	586	—	(586)	—	—	—	—	—
Net foreign exchange differences		47	(1)	—	—	46	—	46	41	87
As at December 31, 2020		2,945	6,479	363	216	10,003	9,910	19,913	7,524	27,437
Additions		—	139	5	720	864	2,272	3,136	—	3,136
Additions arising from business acquisitions	(b)	161	187	18	—	366	—	366	255	621
Dispositions, retirements and other (including capitalized interest)	9	(15)	(740)	52	—	(703)	3	(700)	(60)	(760)
Assets under construction put into service		—	657	4	(661)	—	—	—	—	—
Net foreign exchange differences		(63)	1	(5)	—	(67)	—	(67)	(74)	(141)
As at December 31, 2021		$3,028	$6,723	$437	$275	$10,463	$12,185	$22,648	$7,645	$30,293
ACCUMULATED AMORTIZATION
As at January 1, 2020		$285	$4,028	$71	$—	$4,384	$—	$4,384	$364	$4,748
Amortization		215	671	19	—	905	—	905	—	905
Dispositions, retirements and other		(10)	(424)	6	—	(428)	—	(428)	—	(428)
Net foreign exchange differences		5	(1)	—	—	4	—	4	—	4
As at December 31, 2020		495	4,274	96	—	4,865	—	4,865	364	5,229
Amortization		288	750	52	—	1,090	—	1,090	—	1,090
Dispositions, retirements and other		(62)	(747)	24	—	(785)	—	(785)	—	(785)
Net foreign exchange differences		(9)	2	—	—	(7)	—	(7)	—	(7)
As at December 31, 2021		$712	$4,279	$172	$—	$5,163	$—	$5,163	$364	$5,527
NET BOOK VALUE
As at December 31, 2020		$2,450	$2,205	$267	$216	$5,138	$9,910	$15,048	$7,160	$22,208
As at December 31, 2021		$2,316	$2,444	$265	$275	$5,300	$12,185	$17,485	$7,281	$24,766

1	The amount for goodwill arising from business acquisitions for the year ended December 31, 2020, has been adjusted as set out in (c).
2	Accumulated amortization of goodwill is amortization recorded prior to 2002; there are no accumulated impairment losses in the accumulated amortization of goodwill.

As at December 31, 2021, our contractual commitments for the acquisition of intangible assets totalled $26 million over a period ending December 31, 2023 (2020 – $56 million over a period ending December 31, 2024).

50 | December 31, 2021

notes to consolidated financial statements

During 2021, we acquired 3500 MHz spectrum licences from the previous licensee for $249 million; such transfer of licences has been approved by Innovation, Science and Economic Development Canada.

During 2021, we obtained the use of AWS-4 and 2500 MHz spectrum licences from the original licensees and have accounted for them as intangible assets with indefinite lives; such subordination of licences has been approved by Innovation, Science and Economic Development Canada. The terms of payment for the obtained AWS-4 spectrum licences are such that the amounts owed to the original licensee are accounted for as a long-term financial liability, as set out in Note 26(g); we paid $21 million for the obtained 2500 MHz spectrum licenses.

Innovation, Science and Economic Development Canada held its 3500 MHz band spectrum auction during the period from June 15, 2021, through July 23, 2021. We were the successful auction participant for 142 spectrum licences, with a total purchase price of approximately $1.95 billion.

(b)	Business acquisitions

Blacksmith Applications Holdings Inc.

On September 22, 2021, we acquired 100% ownership of Blacksmith Applications Holdings Inc., a provider of management, optimization and analytics to food, beverage and consumer goods providers. The acquisition is complementary to, and was made with a view to growing, our existing smart data solutions business.

The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquired business in excess of the net tangible and intangible assets acquired (such excess arising from the acquired workforce and the benefits of acquiring an established business). The amount assigned to goodwill may be deductible for income tax purposes.

Individually immaterial transactions

During the year ended December 31, 2021, we acquired 100% ownership of businesses complementary to our existing lines of business. The primary factor that gave rise to the recognition of goodwill was the earnings capacity of the acquired businesses in excess of the net tangible and intangible assets acquired (such excess arising from the low level of tangible assets relative to the earnings capacities of the businesses). A portion of the amounts assigned to goodwill may be deductible for income tax purposes. Any differences between the results of operations currently presented and pro forma operating revenues, net income and basic and diluted net income per Common Share amounts reflecting the results of operations as if the business acquisitions had been completed at the beginning of the current fiscal year are immaterial (as are the post-acquisition operating revenues and net income of the acquired businesses for the year ended December 31, 2021).

December 31, 2021 | 51

notes to consolidated financial statements

Acquisition-date fair values

Acquisition-date fair values assigned to the assets acquired and liabilities assumed are set out in the following table:

(millions)	Blacksmith Applications Holdings Inc. [1]	Total of individually immaterial transactions [1]	Total
Assets
Current assets Cash	$26	$4	$30
Accounts receivable [2]	14	3	17
Other	1	5	6
	41	12	53
Non-current assets
Property, plant and equipment
Owned assets	—	3	3
Right-of-use lease assets	3	1	4
Intangible assets subject to amortization [3]	262	104	366
Other	—	19	19
	265	127	392
Total identifiable assets acquired	306	139	445
Liabilities
Current liabilities
Short-term borrowings	—	4	4
Accounts payable and accrued liabilities	31	5	36
Income and other taxes payable	—	1	1
Advance billings and customer deposits	18	2	20
Current maturities of long-term debt	2	1	3
	51	13	64
Non-current liabilities
Long-term debt	73	1	74
Other long-term liabilities	5	—	5
Deferred income taxes	66	5	71
	144	6	150
Total liabilities assumed	195	19	214
Net identifiable assets acquired	111	120	231
Goodwill	161	94	255
Net assets acquired	$272	$214	$486
Acquisition effected by way of:
Cash consideration	$272	$214	$486

1	The purchase price allocation, primarily in respect of customer contracts, related customer relationships and leasehold interests and deferred income taxes, had not been finalized as of the date of issuance of these consolidated financial statements. As is customary in a business acquisition transaction, until the time of acquisition of control, we did not have full access to the books and records of the acquired businesses. Upon having sufficient time to review the books and records of the acquired businesses, we expect to finalize our purchase price allocations.
2	The fair value of accounts receivable is equal to the gross contractual amounts receivable and reflects the best estimate at the acquisition date of the contractual cash flows expected to be collected.
3	Customer contracts and customer relationships (including those related to customer contracts) are generally expected to be amortized over a period of 8 years; software is expected to be amortized over periods of 5-10 years; and other intangible assets are expected to be amortized over periods of 2-4 years.

(c)	Business acquisitions – prior period

In 2020, we acquired businesses that were complementary to our existing lines of business. As at December 31, 2020, purchase price allocations had not been finalized. During the year ended December 31, 2021, the preliminary acquisition-date fair values for other current assets, intangible assets subject to amortization, goodwill, accounts payable, income and other taxes payable, provisions, deferred income tax liabilities and retained earnings were increased (decreased) by $(6 million), $22 million, $(75 million), $9 million, $(13 million), $37 million, $(58 million), and $(34 million), respectively; as required by IFRS-IASB, comparative amounts have been adjusted so as to reflect those increases (decreases) effective the dates of acquisition.

(d)	Business acquisition – subsequent to reporting period

Fully Managed Inc.

On January 1, 2022, we acquired 100% ownership of Fully Managed Inc. for cash and contingent consideration of approximately $137 million. Fully Managed Inc. provides managed information technology support, technology strategy and network management. The investment was made with a view to growing our end-to-end capabilities to support small and medium-sized business customers.

52 | December 31, 2021

notes to consolidated financial statements

As at February 10, 2022, our initial provision for the net identifiable assets acquired is in the range of $50 million - $60 million; as is customary in a business acquisition transaction, until the time of acquisition of control, we did not have full access to the books and records of the acquired business. Upon having sufficient time to review the books and records of the acquired business, as well as obtaining new and additional information about the related facts and circumstances as of the acquisition date, we will adjust provisional amounts for identifiable assets acquired and liabilities assumed and thus finalize our purchase price allocation.

(e)	Intangible assets with indefinite lives – spectrum licences

Our intangible assets with indefinite lives include spectrum licences granted by Innovation, Science and Economic Development Canada, which are used for the provision of both mobile and fixed wireless services. The spectrum licence policy terms indicate that the spectrum licences will likely be renewed. We expect our spectrum licences to be renewed every 20 years following a review of our compliance with licence terms. In addition to current usage, our licensed spectrum can be used for planned and new technologies. As a result of our assessment of the combination of these significant factors, we currently consider our spectrum licences to have indefinite lives and, as referred to in Note 1(b), this represents a significant judgment for us.

(f)	Impairment testing of intangible assets with indefinite lives and goodwill

General

As referred to in Note 1(f), the carrying values of intangible assets with indefinite lives and goodwill are periodically tested for impairment and, as referred to in Note 1(b), this test represents a significant estimate for us, while also requiring significant judgments to be made. Also as referred to in Note 1(b), effective January 1, 2020, we embarked upon the modification of our internal and external reporting processes, systems and internal controls to accommodate the technology convergence-driven cessation of the historical distinction between our wireless and wireline operations and, with effect from January 1, 2021, transitioned to a new segment reporting structure, as referred to in Note 5; concurrent with the transition to a new segment reporting structure, there was necessarily a redetermination of our cash-generating units and such redetermination, reflected in the disclosed December 2021 annual test cash-generating units used for intangible assets with indefinite lives and goodwill for impairment testing, aligned with the new segment reporting structure. The December 2020 annual test reflected the historical cash-generating unit distinction.

The carrying values allocated to intangible assets with indefinite lives and goodwill are set out in the following table.

	Intangible assets with indefinite lives		Goodwill		Total
As at December 31 (millions)	2021	2020	2021	2020 [1]	2021	2020
TELUS technology solutions	$12,185	$—	$5,367	$—	$17,552	$—
Digitally-led customer experiences – TELUS International	—	—	1,914	—	1,914	—
Wireless	—	9,910	—	2,890	—	12,800
Wireline	—	—	—	4,270	—	4,270
	$12,185	$9,910	$7,281	$7,160	$19,466	$17,070

1	The goodwill balance for wireline as at December 31, 2020, has been adjusted, as set out in (c).

The recoverable amounts of the cash-generating units’ assets have been determined based on a fair value less costs of disposal calculation. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the cash-generating units’ assets, given the necessity of making key economic assumptions about the future. Recoverable amounts based on fair value less costs of disposal calculations are categorized as Level 3 fair value measures.

We validate the results of our recoverable amounts calculations through a market-comparable approach and an analytical review of industry facts and facts that are specific to us. The market-comparable approach uses current (at time of test) market consensus estimates and equity trading prices for U.S. and Canadian firms in the same industry. In addition, we ensure that the combination of the valuations of the cash-generating units is reasonable based on our current (at time of test) market value.

Key assumptions

The fair value less costs of disposal calculation uses discounted cash flow projections that employ the following key assumptions: future cash flows and growth projections (including judgments about the allocation of future capital expenditures to support both mobile and fixed operations); associated economic risk assumptions and estimates of the likelihood of achieving key operating metrics and drivers; estimates of future generational infrastructure capital expenditures; and the future weighted average cost of capital. We consider a range of reasonably possible amounts to use for key assumptions and decide upon amounts that represent management’s best estimates of market amounts. In the normal course, we make changes to key assumptions so that they reflect current (at time of test) economic conditions, updates of historical information used to develop the key assumptions and changes (if any) in our debt ratings.

December 31, 2021 | 53

notes to consolidated financial statements

The key assumptions for cash flow projections are based upon our approved financial forecasts, which span a period of three years and are discounted, for December 2021 annual impairment test purposes, at a consolidated post-tax notional rate of 6.6% and 9.0% for each of the TELUS technology solutions and the digitally-led customer experiences – TELUS International cash-generating units, respectively (2020 – 7.0% for each of the wireless cash-generating unit and the wireline cash-generating unit). For impairment testing valuations, cash flows subsequent to the three-year projection period are extrapolated, for December 2021 annual impairment test purposes, generally using perpetual growth rates of 1.95% and 3.0% for each of the TELUS technology solutions cash-generating unit and the digitally-led customer experiences – TELUS International cash-generating unit, respectively (2020 – 2.00% for each of the wireless cash-generating unit and the wireline cash-generating unit); these growth rates do not exceed the long-term average growth rates observed in the markets in which we operate.

We believe that any reasonably possible change in the key assumptions on which the calculation of the recoverable amounts of our cash-generating units is based would not cause the cash-generating units’ carrying values (including the intangible assets with indefinite lives and the goodwill allocated to each cash-generating unit) to exceed their recoverable amounts. If the future were to adversely differ from management’s best estimates for the key assumptions and associated cash flows were to be materially adversely affected, we could potentially experience future material impairment charges in respect of our intangible assets with indefinite lives and goodwill.

19   leases

We have the right of use of land, buildings and equipment under leases. Most of our leases for real estate that we use for office, retail or network (including mobile site) purposes typically have options to extend the lease terms, which we use to protect our investment in leasehold improvements (including mobile site equipment) and to mitigate relocation risk, and/or which reflect the importance of the underlying real estate right-of-use lease assets to our operations. Judgments about lease terms are determinative of the measurement of right-of-use lease assets and the associated lease liabilities. Our judgment in respect of lease terms for leased real estate utilized in connection with our telecommunications infrastructure, more so than for any other right-of-use lease assets, routinely includes periods covered by options to extend the lease terms, as we are reasonably certain that we will extend such leases.

In the normal course of operations, there are future non-executory cash outflows in respect of leases to which we are potentially exposed and which are not included in our lease liabilities as at the reporting date. A significant portion (approximately one-third) of our mobile site lease payments have consumer price index-based price adjustments and such adjustments result in future periodic re-measurements of the lease liabilities with commensurate adjustments to the associated real estate right-of-use lease assets (and associated future depreciation amounts); these adjustments would represent our current variable lease payments. As well, we routinely and necessarily commit to leases that have not yet commenced.

As mandated by Innovation, Science and Economic Development Canada, telecommunications companies are obligated to allow, on their real estate assets owned, on their real estate right-of-use lease assets and/or on their owned-equipment situated on real estate right-of-use lease assets, competitors to co-locate telecommunications infrastructure equipment. Of our real estate right-of-use lease assets used for purposes of situating telecommunications infrastructure equipment, less than one-fifth have co-location subleases that we, as lessor, account for as operating leases.

Maturity analyses of lease liabilities are set out in Note 4(c) and Note 26(i); the period interest expense in respect thereof is set out in Note 9. The additions to, the depreciation charges for, and the carrying amounts of, right-of-use lease assets are set out in Note 17. We have not currently elected to exclude low-value and short-term leases from lease accounting.

Years ended December 31 (millions)	Note	2021	2020
Income from subleasing right-of-use lease assets
Co-location sublet revenue included in operating service revenues		$22	$17
Other sublet revenue included in other income	7	$4	$4
Lease payments		$568	$434

54 | December 31, 2021

notes to consolidated financial statements

20 other long-term assets

As at December 31 (millions)	Note	2021	2020
Pension assets	15	$453	$13
Unbilled customer finance receivables	4(b)	545	361
Derivative assets	4(h)	76	40
Deferred income taxes		35	11
Costs incurred to obtain or fulfill contracts with customers		109	103
Real estate joint venture advances	21(b)	114	114
Investment in real estate joint venture	21(b)	1	1
Investment in associates	21	100	69
Portfolio investments [1]
At fair value through net income		26	13
At fair value through other comprehensive income		370	223
Prepaid maintenance		62	50
Refundable security deposits and other		113	108
		$2,004	$1,106

1       Fair value measured at reporting date using significant other observable inputs (Level 2).

The costs incurred to obtain and fulfill contracts with customers are set out in the following table:

Years ended December 31 (millions)	2021			2020
	Costs incurred to			Costs incurred to
	Obtain contracts with customers	Fulfill contracts with customers	Total	Obtain contracts with customers	Fulfill contracts with customers	Total
Balance, beginning of period	$323	$11	$334	$344	$14	$358
Additions	282	2	284	261	4	265
Amortization	(269)	(7)	(276)	(282)	(7)	(289)
Balance, end of period	$336	$6	$342	$323	$11	$334
Current [1]	$230	$3	$233	$225	$6	$231
Non-current	106	3	109	98	5	103
	$336	$6	$342	$323	$11	$334

1       Presented in the Consolidated statements of financial position in prepaid expenses.

21  real estate joint ventures and investment in associate

(a)	General

Real estate joint ventures

In 2013, we partnered, as equals, with two arm’s-length parties in a residential, retail and commercial real estate redevelopment project, TELUS Sky, in Calgary, Alberta. The new-build tower, completed in 2020, was to be built to the LEED Platinum standard.

Associate

We have acquired a 35% (2020 – 28%) basic equity interest in Miovision Technologies Incorporated, an associate that is complementary to, and is viewed to grow, our existing Internet of Things business; our judgment is that we obtained significant influence over the associate concurrent with acquiring our equity interest.

December 31, 2021 | 55

notes to consolidated financial statements

(b)	Real estate joint ventures

Summarized financial information

As at December 31 (millions)	2021	2020
ASSETS
Current assets
Cash and temporary investments, net	$11	$11
Other	28	18
	39	29
Non-current assets
Investment property	328	332
Other	10	13
	338	345

	$377	$374

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$10	$21
Construction credit facilities	—	342
	10	363
Non-current liabilities
Construction credit facilities	342	—

	342	—
	352	363
Owners’ equity
TELUS [1]	9	5
Other partners	16	6
	25	11
	$377	$374

1	The equity amounts recorded by the real estate joint venture differ from those recorded by us by the amount of the deferred gains on our real estate contributed and the valuation provision we have recorded in excess of that recorded by the real estate joint venture.

Years ended December 31 (millions)	2021	2020
Revenue	$13	$2
Depreciation and amortization	$7	$3
Interest expense [1]	$3	$1
Net income (loss) and comprehensive income (loss) [2]	$(18)	$(42)

1	During the year ended December 31, 2020, the real estate joint venture capitalized $4 of financing costs.
2	As the real estate joint ventures are partnerships, no provision for income taxes of the partners is made in determining the real estate joint ventures’ net income and comprehensive income.

Our real estate joint ventures activity

Our real estate joint ventures investment activity is set out in the following table.

Years ended December 31 (millions)	2021			2020
	Loans and receivables [1]	Equity [2]	Total	Loans and receivables [1]	Equity [2]	Total
Related to real estate joint ventures’ statements of income and other comprehensive income
Comprehensive income (loss) attributable to us [3]	$—	$(3)	$(3)	$—	$(14)	$(14)
Related to real estate joint ventures’ statements of financial position
Items not affecting currently reported cash flows
Construction credit facilities financing costs charged by us (Note 7)	4	—	4	4	—	4
Cash flows in the current reporting period
Construction credit facilities
Amounts advanced	—	—	—	10	—	10
Financing costs paid to us	(4)	—	(4)	(4)	—	(4)
Funds we advanced or contributed, excluding construction credit facilities	—	10	10	—	17	17
Funds repaid to us and earnings distributed	—	—	—	—	(1)	(1)
Net increase (decrease)	—	7	7	10	2	12
Real estate joint ventures carrying amounts
Balance, beginning of period	114	(11)	103	104	(2)	102
Valuation provision	—	(4)	(4)	—	(11)	(11)
Balance, end of period	$114	$(8)	$106	$114	$(11)	$103

1	Loans and receivables are included in our consolidated statements of financial position as Real estate joint venture advances and are comprised of advances under construction credit facilities.
2	We account for our interests in the real estate joint ventures using the equity method of accounting. As at December 31, 2021 and 2020, we had recorded equity losses in excess of our recorded equity investment in respect of one of the real estate joint ventures; such resulting balance has been included in long-term liabilities (Note 27).
3	As the real estate joint ventures are partnerships, no provision for income taxes of the partners is made in determining the real estate joint ventures’ net income and comprehensive income.

56 | December 31, 2021

notes to consolidated financial statements

We have entered into lease agreements with the TELUS Sky real estate joint venture; for lease accounting purposes, the first lease commenced during the three-month period ended June 30, 2019. During the year ended December 31, 2021, the TELUS Sky real estate joint venture recognized $8 million (2020 – $NIL) of revenue from our office tenancy; of this amount, one-third was due to our economic interest in the real estate joint venture and two-thirds was due to our partners’ economic interests in the real estate joint venture.

Construction credit facilities

The TELUS Sky real estate joint venture has a credit agreement, maturing August 31, 2023, with Canadian financial institutions (as 66-2/3% lender) and TELUS Corporation (as 33-1/3% lender) to provide $342 million of construction financing for the project. The construction credit facilities contain customary real estate construction financing representations, warranties and covenants and are secured by demand debentures constituting first fixed and floating charge mortgages over the underlying real estate assets. The construction credit facilities are available by way of bankers’ acceptance or prime loan and bear interest at rates in line with similar construction financing facilities.

22	short-term borrowings

On July 26, 2002, one of our subsidiaries, TELUS Communications Inc., entered into an agreement with an arm’s-length securitization trust associated with a major Schedule I bank under which it is currently able to sell an interest in certain trade receivables up to a maximum of $600 million (2020 – $500 million). The term of this revolving-period securitization agreement ends December 31, 2024 (2020 – December 31, 2021), and it requires minimum cash proceeds of $100 million from monthly sales of interests in certain trade receivables. TELUS Communications Inc. is required to maintain a credit rating of at least BB (2020 – BB) from DBRS Limited or the securitization trust may require the sale program to be wound down prior to the end of the term.

Sales of trade receivables in securitization transactions are recognized as collateralized short-term borrowings and thus do not result in our de-recognition of the trade receivables sold. When we sell our trade receivables, we retain reserve accounts, which are retained interests in the securitized trade receivables, and servicing rights. As at December 31, 2021, we had sold to the trust (but continued to recognize) trade receivables of $118 million (2020 – $123 million). Short-term borrowings of $100 million (2020 – $100 million) are comprised of amounts advanced to us by the arm’s-length securitization trust pursuant to the sale of trade receivables.

The balance of short-term borrowings (if any) is comprised of amounts drawn on bank facilities and/or other.

23	accounts payable and accrued liabilities

As at December 31 (millions)	2021	2020
Accrued liabilities	$1,539	$1,251
Payroll and other employee-related liabilities	633	545
Restricted share units liability	28	18
	2,200	1,814
Trade accounts payable	1,213	855
Interest payable	173	173
Indirect taxes payable and other [1]	119	129
	$3,705	$2,971

1       The December 31, 2020, balance of indirect taxes payable and other has been adjusted, as set out in Note 18(c).

24	advance billings and customer deposits

As at December 31 (millions)	2021	2020
Advance billings	$636	$551
Deferred customer activation and connection fees	6	7
Customer deposits	10	34
Contract liabilities	652	592
Other	202	180
	$854	$772

December 31, 2021 | 57

notes to consolidated financial statements

Contract liabilities represent our future performance obligations to customers in respect of services and/or equipment for which we have received consideration from the customer or for which an amount is due from the customer. Our contract liability balances, and the changes in those balances, are set out in the following table:

Years ended December 31 (millions)	Note	2021	2020
Balance, beginning of period		$806	$801
Revenue deferred in previous period and recognized in current period		(593)	(577)
Net additions arising from operations		637	539
Additions arising from business acquisitions		20	43
Balance, end of period		$870	$806
Current		$780	$735
Non-current	27
Deferred revenues		82	61
Deferred customer activation and connection fees		8	10
		$870	$806
Reconciliation of contract liabilities presented in the Consolidated statements of financial position – current
Gross contract liabilities		$780	$735
Reclassification to contract assets of contracts with contract liabilities less than contract assets	6(c)	(115)	(133)
Reclassification from contract assets of contracts with contract assets less than contract liabilities	6(c)	(13)	(10)
		$652	$592

25	provisions

(millions)	Asset retirement obligation	Employee- related	Written put options and contingent consideration [1]	Other	Total
As at January 1, 2020	$495	$64	$227	$92	$878
Additions	—	48	186	200	434
Reversals	(5)	(1)	(114)	(20)	(140)
Uses	(3)	(69)	(112)	(143)	(327)
Interest effects [2]	174	—	2	—	176
Effects of foreign exchange, net	—	—	13	—	13
As at December 31, 2020	661	42	202	129	1,034
Additions	23	84	8	70	185
Reversals	(8)	(2)	(2)	(11)	(23)
Uses	(4)	(58)	(9)	(88)	(159)
Interest effects [2]	(171)	—	4	—	(167)
As at December 31, 2021	$501	$66	$203	$100	$870
Current	$4	$55	$7	$30	$96
Non-current	497	11	196	70	774
As at December 31, 2021	$501	$66	$203	$100	$870

1	The December 31, 2020, balance of written put options and contingent consideration has been adjusted, as set out in Note 18(c).
2	The difference of $(186) (2020 – $160) between the asset retirement obligation interest effects in this table and the amount included in the amount disclosed in Note 9 is in respect of the change in the discount rates applicable to the provision, with such difference included in the cost of the associated asset(s) by way of being included with (netted against) the additions detailed in Note 17.

Asset retirement obligation

We establish provisions for liabilities associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development and/or normal operation of the assets. We expect that the associated cash outflows in respect of the balance accrued as at the financial statement date will occur proximate to the dates these assets are retired.

Employee-related

The employee-related provisions are largely in respect of restructuring activities (as discussed further in Note 16(b)). The timing of the associated cash outflows in respect of the balance accrued as at the financial statement date is substantially short-term in nature.

58 | December 31, 2021

notes to consolidated financial statements

Written put options and contingent consideration

In connection with certain business acquisitions, we have established provisions for written put options in respect of non-controlling interests. Provisions for some written put options are determined based on the net present value of estimated future earnings results, and such provisions require us to make key economic assumptions about the future. Similarly, we have established provisions for contingent consideration. No cash outflows in respect of the written put options are expected prior to their initial exercisability, and no cash outflows in respect of contingent consideration are expected prior to completion of the periods during which the contingent consideration can be earned.

Other

The provisions for other include: legal claims; non-employee-related restructuring activities; contract termination costs and onerous contracts related to business acquisitions; and costs incurred in connection with the COVID-19 pandemic. Other than as set out following, we expect that the associated cash outflows in respect of the balance accrued as at the financial statement date will occur over an indeterminate multi-year period.

As discussed further in Note 29, we are involved in a number of legal claims and we are aware of certain other possible legal claims. In respect of legal claims, we establish provisions, when warranted, after taking into account legal assessments, information presently available, and the expected availability of recourse. The timing of cash outflows associated with legal claims cannot be reasonably determined.

In connection with business acquisitions, we have established provisions for contract termination costs and onerous contracts acquired.

26	long-term debt

(a)	Details of long-term debt

As at December 31 (millions)	Note	2021	2020
Senior unsecured
TELUS Corporation senior notes	(b)	$15,258	$15,021
TELUS Corporation commercial paper	(c)	1,900	731
TELUS Communications Inc. debentures	(e)	448	622
Secured
TELUS International (Cda) Inc. credit facility	(f)	1,062	1,804
Other	(g)	308	273
		18,976	18,451
Lease liabilities	(h)	1,876	1,837
Long-term debt		$20,852	$20,288
Current		$2,927	$1,432
Non-current		17,925	18,856
Long-term debt		$20,852	$20,288

(b)	TELUS Corporation senior notes

The notes are senior unsecured and unsubordinated obligations and rank equally in right of payment with all of our existing and future unsecured unsubordinated obligations, are senior in right of payment to all of our existing and future subordinated indebtedness, and are effectively subordinated to all existing and future obligations of, or guaranteed by, our subsidiaries. The indentures governing the notes contain certain covenants that, among other things, place limitations on our ability, and the ability of certain of our subsidiaries, to: grant security in respect of indebtedness; enter into sale-leaseback transactions; and incur new indebtedness.

Interest is payable semi-annually. The notes require us to make an offer to repurchase them at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a change in control triggering event, as defined in the supplemental trust indenture.

At any time prior to the respective maturity dates set out in the table below, the notes are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 days’ and not more than 60 days’ prior notice. On or after the respective redemption present value spread cessation dates set out in the table below, the notes are redeemable at our option, in whole but not in part, on not fewer than 30 days’ and not more than 60 days’ prior notice, at redemption prices equal to 100% of the principal amounts thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

December 31, 2021 | 59

notes to consolidated financial statements

														Redemption present
								Principal face amount						value spread
						Effective					Outstanding at
			Issue			interest		Originally			financial			Basis	Cessation
Series	Issued	Maturity	price			rate [1]		issued			statement date			points [2]	date
2.35% Notes, Series CT	March 2015	March 2022 [3]		$997.31		2.39%			$1.0	billion	$	NIL		35.5	Feb. 28, 2022
3.35% Notes, Series CJ	December 2012	March 2023		$998.83		3.36%			$500	million		$500	million	40	Dec. 15, 2022
3.35% Notes, Series CK	April 2013	April 2024		$994.35		3.41%			$1.1	billion		$1.1	billion	36	Jan. 2, 2024
3.75% Notes, Series CQ	September 2014	January 2025		$997.75		3.78%			$800	million		$800	million	38.5	Oct. 17, 2024
3.75% Notes, Series CV	December 2015	March 2026		$992.14		3.84%			$600	million		$600	million	53.5	Dec. 10, 2025
2.75% Notes, Series CZ	July 2019	July 2026		$998.73		2.77%			$800	million		$800	million	33	May 8, 2026
2.80% U.S. Dollar Notes 4	September 2016	February 2027	US$	991.89		2.89%		US$	600	million	US$	600	million	20	Nov. 16, 2026
3.70% U.S. Dollar Notes 4	March 2017	September 2027	US$	998.95		3.71%		US$	500	million	US$	500	million	20	June 15, 2027
2.35% Notes, Series CAC	May 2020	January 2028		$997.25		2.39%			$600	million		$600	million	48	Nov. 27, 2027
3.625% Notes, Series CX	March 2018	March 2028		$989.49		3.75%			$600	million		$600	million	37	Dec. 1, 2027
3.30% Notes, Series CY	April 2019	May 2029		$991.75		3.40%			$1.0	billion		$1.0	billion	43.5	Feb. 2, 2029
3.15% Notes, Series CAA	December 2019	February 2030		$996.49		3.19%			$600	million		$600	million	39.5	Nov. 19, 2029
2.05% Notes, Series CAD	October 2020	October 2030		$997.93		2.07%			$500	million		$500	million	38	July 7, 2030
2.85% Sustainability-Linked Notes, Series CAF	June 2021	November 2031		$997.52		2.88	% [5]		$750	million		$750	million	34	Aug. 13, 2031
4.40% Notes, Series CL	April 2013	April 2043		$997.68		4.41%			$600	million		$600	million	47	Oct. 1, 2042
5.15% Notes, Series CN	November 2013	November 2043		$995.00		5.18%			$400	million		$400	million	50	May 26, 2043
4.85% Notes, Series CP	Multiple [6]	April 2044		$987.91	[6]	4.93	% [6]		$500	million [6]		$900	million [6]	46	Oct. 5, 2043
4.75% Notes, Series CR	September 2014	January 2045		$992.91		4.80%			$400	million		$400	million	51.5	July 17, 2044
4.40% Notes, Series CU	March 2015	January 2046		$999.72		4.40%			$500	million		$500	million	60.5	July 29, 2045
4.70% Notes, Series CW	Multiple [7]	March 2048		$998.06	[7]	4.71	% [7]		$325	million [7]		$475	million [7]	58.5	Sept. 6, 2047
4.60% U.S. Dollar Notes 4	June 2018	November 2048	US$	987.60		4.68%		US$	750	million	US$	750	million	25	May 16, 2048
4.30% U.S. Dollar Notes 4	May 2019	June 2049	US$	990.48		4.36%		US$	500	million	US$	500	million	25	Dec. 15, 2048
3.95% Notes, Series CAB	Multiple [8]	February 2050		$997.54	[8]	3.97	% [8]		$400	million [8]		$800	million [8]	57.5	Aug. 16, 2049
4.10% Notes, Series CAE	April 2021	April 2051		$994.70		4.13%			$500	million		$500	million	53	Oct. 5, 2050

1	The effective interest rate is that which the notes would yield to an initial debt holder if held to maturity.
2	For Canadian dollar-denominated notes, the redemption price is equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus the redemption present value spread calculated over the period to the redemption present value spread cessation date, or (ii) 100% of the principal amount thereof.

For U.S. dollar-denominated notes, the redemption price is equal to the greater of (i) the present value of the notes discounted at the U.S. Adjusted Treasury Rate plus the redemption present value spread calculated over the period to the redemption present value spread cessation date, or (ii) 100% of the principal amount thereof.

3	On July 16, 2021, we exercised our right to early redeem, on August 17, 2021, all of our 2.35% Notes, Series CT. The long-term debt prepayment premium recorded was $10 million before income taxes (see Note 9).
4	We have entered into foreign exchange derivatives (cross currency interest rate exchange agreements) that effectively converted the principal payments and interest obligations to Canadian dollar obligations as follows:

		Canadian dollar
	Interest rate	equivalent		Exchange
Series	fixed at	principal		rate
2.80% U.S. Dollar Notes	2.95%	$792	million	$1.3205
3.70% U.S. Dollar Notes	3.41%	$667	million	$1.3348
4.60% U.S. Dollar Notes	4.41%	$974	million	$1.2985
4.30% U.S. Dollar Notes	4.27%	$672	million	$1.3435

5	If we have not obtained a sustainability performance target verification assurance certificate for the fiscal year ended December 31, 2030, the note will bear interest at a rate of 3.85% for the period from November 14, 2030, through November 13, 2031. Similarly, if we redeem the notes and we have not obtained a sustainability performance target verification assurance certificate at the end of the fiscal year immediately preceding the date fixed for redemption, the interest accrued (if any) will be determined using a rate of 3.85%.
6	$500 million of 4.85% Notes, Series CP were issued in April 2014 at an issue price of $998.74 and an effective interest rate of 4.86%. This series of notes was reopened in December 2015 and a further $400 million of notes were issued at an issue price of $974.38 and an effective interest rate of 5.02%.
7	$325 million of 4.70% Notes, Series CW were issued in March 2017 at an issue price of $990.65 and an effective interest rate of 4.76%. This series of notes was reopened in February 2018 and a further $150 million of notes were issued at an issue price of $1,014.11 and an effective interest rate of 4.61% in March 2018.
8	$400 million of 3.95% Notes, Series CAB were issued in December 2019 at an issue price of $991.54 and an effective interest rate of 4.00%. This series of notes was reopened in May 2020 and a further $400 million of notes were issued at an issue price of $1,003.53 and an effective interest rate of 3.93%.

(c)	TELUS Corporation commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our $2.75 billion syndicated credit facility (see (d)) and is to be used for general corporate purposes, including capital expenditures and investments. This program enables us to issue commercial paper, subject to conditions related to debt ratings, up to a maximum aggregate amount at any one time of $1.9 billion equivalent (US$1.5 billion maximum) (2020 – $1.4 billion maximum). Foreign currency forward contracts are used to manage currency risk arising from issuing commercial paper denominated in U.S. dollars. Commercial paper debt is due within one year and is classified as a current portion of long-term debt, as the amounts are fully supported, and we expect that they will continue to be supported, by the revolving credit facility, which has no repayment requirements within the next year. As at December 31, 2021, we had $1.9 billion (2020 – $731 million) of commercial paper outstanding, all of which was denominated in U.S. dollars (US$1.5 billion; 2020 – US$574 million), with an effective average interest rate of 0.35%, maturing through May 2022.

60 | December 31, 2021

notes to consolidated financial statements

(d)	TELUS Corporation credit facility

As at December 31, 2021, TELUS Corporation had an unsecured revolving $2.75 billion bank credit facility, expiring on April 6, 2026 (2020 – $2.25 billion bank credit facility, expiring on May 31, 2023), with a syndicate of financial institutions, which is to be used for general corporate purposes, including the backstopping of commercial paper.

The TELUS Corporation credit facility bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (as such terms are used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two financial quarter-end ratio tests. These tests are that our leverage ratio must not exceed 4.25:1.00 and our operating cash flow to interest expense ratio must not be less than 2.00:1.00, all as defined in the credit facility.

Continued access to the TELUS Corporation credit facility is not contingent upon TELUS Corporation maintaining a specific credit rating.

As at December 31 (millions)	2021	2020
Net available	$850	$1,519
Backstop of commercial paper	1,900	731
Gross available	$2,750	$2,250

We had $193 million of letters of credit outstanding as at December 31, 2021 (2020 – $190 million), issued under various uncommitted facilities; such letter of credit facilities are in addition to the ability to provide letters of credit pursuant to our committed bank credit facility. Further, we had arranged $359 million of incremental letters of credit to allow us to participate in Innovation, Science and Economic Development Canada’s 3500 MHz band spectrum auction that was held in June-July 2021, as further described in Note 18(a). Concurrent with funding the purchase of the spectrum licences, these incremental letters of credit were extinguished.

(e)	TELUS Communications Inc. debentures

The Series 3 and 5 Debentures were issued by a predecessor corporation of TELUS Communications Inc., BC TEL, under a Trust Indenture dated May 31, 1990. The Series B Debentures were issued by a predecessor corporation of TELUS Communications Inc., AGT Limited, under a Trust Indenture dated August 24, 1994, and a supplemental trust indenture dated September 22, 1995.

								Redemption present
				Principal face amount				value spread
						Outstanding at
			Issue	Originally		financial
Series [1]	Issued	Maturity	price	issued		statement date		Basis points
10.65% Debentures,Series 3	June 1991	June 2021	$998.00	$175	million	$ NIL		N/A (non-redeemable)
9.65% Debentures, Series 5 [2]	April 1992	April 2022	$972.00	$150	million	$249	million	N/A (non-redeemable)
8.80% Debentures, Series B	September 1995	September 2025	$995.10	$200	million	$200	million	15 [3]

1	Interest is payable semi-annually.
2	Series 4 Debentures were exchangeable, at the holder’s option, effective on April 8 of any year during the four-year period from 1996 to 1999, for Series 5 Debentures; $99 million of Series 4 Debentures were exchanged for Series 5 Debentures.
3	At any time prior to the maturity date set out in the table, the debentures are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the debentures discounted at the Government of Canada yield plus the redemption present value spread, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

The debentures became obligations of TELUS Communications Inc. pursuant to an amalgamation on January 1, 2001, are not secured by any mortgage, pledge or other charge, and are governed by certain covenants, including a negative pledge and a limitation on issues of additional debt, subject to a debt to capitalization ratio and an interest coverage test. Effective June 12, 2009, TELUS Corporation guaranteed the payment of the debentures’ principal and interest.

December 31, 2021 | 61

notes to consolidated financial statements

(f)	TELUS International (Cda) Inc. credit facility

As at December 31, 2021, TELUS International (Cda) Inc. had a credit facility, secured by its assets, expiring on January 28, 2025, with a syndicate of financial institutions, joined in 2020 by TELUS Corporation. The credit facility is comprised of US$620 million (TELUS Corporation as a lender of approximately 7.5%) and US$230 million (TELUS Corporation as a lender of 12.5%) revolving components and amortizing US$600 million (TELUS Corporation as 12.5% lender) and US$250 million term loan components. The credit facility is non-recourse to TELUS Corporation. The outstanding revolving components and term loan components had a weighted average interest rate of 1.88% as at December 31, 2021.

As at December 31 (millions)	2021						2020
	Revolving		Term loan				Revolving		Term loan
	components[1]		components [2]		Total		components		components		Total
Available	US$	725	US$	N/A	US$	725	US$	132	US$	N/A	US$	132
Outstanding
Due to other		109		737		846		653		775		1,428
Due to TELUS Corporation		16		71		87		65		75		140
	US$	850	US$	808	US$	1,658	US$	850	US$	850	US$	1,700

1	Revolving component available is gross of swingline draw of US$8.
2	We have entered into a receive-floating interest rate, pay-fixed interest rate exchange agreement that effectively converts our interest obligations on US$95 of the debt to a fixed rate of 2.64%.

Relative to amounts owed to the syndicate of financial institutions, excluding TELUS Corporation, we have entered into foreign exchange derivatives (cross currency interest rate exchange agreements) that effectively convert an amortizing amount of US$394 of the principal payments, and associated interest obligations, to European euro obligations with an effective fixed interest rate of 0.65% and an effective fixed economic exchange rate of US$1.0932:€1.00. These have been accounted for as a net investment hedge in a foreign operation (see Note 4).

The TELUS International (Cda) Inc. credit facility bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two financial quarter-end ratio tests; the TELUS International (Cda) Inc. quarter-end net debt to operating cash flow ratio must not exceed: 5.25:1.00 through fiscal 2021, 4.50:1.00 during fiscal 2022 and 3.75:1.00 subsequently; the quarter-end operating cash flow to debt service (interest and scheduled principal repayment) ratio must not be less than 1.50:1.00; all as defined in the credit facility.

The term loan components are subject to an amortization schedule which requires that 5% of the principal advanced be repaid each year of the term of the agreement, with the balance due at maturity and December 22, 2022, for the US$250 million component, respectively.

(g)	Other

Other liabilities bear interest at 3.19%, are secured by the AWS-4 spectrum licences associated with these other liabilities and a real estate holding, and are subject to amortization schedules, so that the principal is repaid over the periods to maturity, the last period ending March 31, 2035.

(h)	Lease liabilities

Lease liabilities are subject to amortization schedules, so that the principal is repaid over various periods, including reasonably expected renewals. The weighted average interest rate on lease liabilities was approximately 4.05% as at December 31, 2021.

62 | December 31, 2021

notes to consolidated financial statements

(i)	Long-term debt maturities

Anticipated requirements to meet long-term debt repayments, calculated for long-term debt owing as at December 31, 2021, are as follows:

Composite long-term debt denominated in	Canadian dollars			U.S. dollars					Other currencies
	Long-term			Long-term
	debt,			debt,		Currency swap agreement
	excluding	Leases		excluding	Leases	amounts to be exchanged			Leases
Years ending December 31 (millions)	leases	(Note 19)	Total	leases	(Note 19)	(Receive) 1	Pay	Total	(Note 19)	Total
2022	$266	$370	$636	$2,234	$30	$(1,929)	$1,940	$2,275	$37	$2,948
2023	533	250	783	33	28	(28)	28	61	33	877
2024	1,119	219	1,338	33	15	(28)	28	48	27	1,413
2025	1,019	110	1,129	672	12	(406)	422	700	18	1,847
2026	1,420	86	1,506	—	13	—	—	13	16	1,535
2027-2031	4,163	264	4,427	1,395	8	(1,395)	1,459	1,467	40	5,934
Thereafter	4,663	279	4,942	1,585	—	(1,585)	1,646	1,646	—	6,588
Future cash outflows in respect of composite long-term debt principal repayments	13,183	1,578	14,761	5,952	106	(5,371)	5,523	6,210	171	21,142
Future cash outflows in respect of associated interest and like carrying costs [2]	6,616	329	6,945	2,238	19	(2,204)	2,219	2,272	32	9,249
Undiscounted contractual maturities (Note 4(c))	$19,799	$1,907	$21,706	$8,190	$125	$(7,575)	$7,742	$8,482	$203	$30,391

1	Where applicable, cash flows reflect foreign exchange rates as at December 31, 2021.
2	Future cash outflows in respect of associated interest and like carrying costs for commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect as at December 31, 2021.

27	other long-term liabilities

As at December 31 (millions)	Note	2021	2020
Contract liabilities	24	$82	$61
Other		3	5
Deferred revenues		85	66
Pension benefit liabilities	15	643	926
Other post-employment benefit liabilities		66	64
Restricted share unit liabilities		—	17
Derivative liabilities	4(h)	73	155
Investment in real estate joint ventures	21(b)	9	12
Other		23	15
		899	1,255
Deferred customer activation and connection fees	24	8	10
		$907	$1,265

28	owners’ equity

(a)	TELUS Corporation Common Share capital – general

Our authorized share capital is as follows:

As at December 31	2021		2020
First Preferred Shares	1	billion	1	billion
Second Preferred Shares	1	billion	1	billion
Common Shares	4	billion	4	billion

Only holders of Common Shares may vote at our general meetings, with each holder of Common Shares entitled to one vote per Common Share held at all such meetings so long as not less than 66-2/3% of the issued and outstanding Common Shares are owned by Canadians. With respect to priority in the payment of dividends and in the distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, preferences are as follows: First Preferred Shares; Second Preferred Shares; and finally Common Shares.

December 31, 2021 | 63

notes to consolidated financial statements

During the three-month period ended March 31, 2021, we issued approximately 51 million Common Shares for gross proceeds of $1.3 billion.

As at December 31, 2021, approximately 62 million Common Shares were reserved for issuance from Treasury under a dividend reinvestment and share purchase plan (see Note 13(b)); approximately 20 million Common Shares were reserved for issuance from Treasury under a restricted share unit plan (see Note 14(b)); and approximately 90 million Common Shares were reserved for issuance from Treasury under a share option plan (see Note 14(d)).

(b)	Purchase of TELUS Corporation Common Shares for cancellation pursuant to normal course issuer bid

As referred to in Note 3, we may purchase a portion of our Common Shares for cancellation pursuant to normal course issuer bids in order to maintain or adjust our capital structure. In June 2021, we received approval for a normal course issuer bid to purchase and cancel up to 16 million of our Common Shares (up to a maximum amount of $250 million) from June 4, 2021, to June 3, 2022.

(c)	Subsidiary with significant non-controlling interest

Our TELUS International (Cda) Inc. subsidiary is incorporated under the Business Corporations Act (British Columbia) and has geographically dispersed operations with principal places of business in Asia, Central America, Europe and North America.

In February 2021, TELUS International (Cda) Inc. made an initial public offering of subordinate voting shares; both TELUS Corporation and a non-controlling shareholder of TELUS International (Cda) Inc. individually also offered subordinate voting shares in conjunction with the initial public offering. In September 2021, non-controlling shareholders of TELUS International (Cda) Inc. individually offered subordinate voting shares in a secondary offering. Due to the voting rights associated with the remaining multiple voting shares held by TELUS Corporation, as at December 31, 2021, we retained a 70.9% voting and controlling interest and a 55.1% economic interest in TELUS International (Cda) Inc. subsequent to the public purchase of subordinate voting shares; as at December 31, 2020, TELUS Corporation held a 62.6% voting, controlling and economic interest. Changes in the ownership interests of our TELUS International (Cda) Inc. subsidiary during the year ended December 31, 2021, are set out in the following table.

	Effects of initial public offering and secondary
	offering on recorded amounts of owners’ equity
	Net cash	Income
Year ended December 31, 2021 (millions)	proceeds	taxes	Net	Other	Total
Initial public offering of subordinate voting shares by TELUS International (Cda) Inc.	$630	$(10)	$640
Secondary offering of TELUS International (Cda) Inc. subordinate voting shares by TELUS Corporation	197	4	193
	$827	$(6)	$833
Contributed surplus			$440	$(10)	$430
Non-controlling interests			393	1	394
			$833	$(9)	$824

Summarized financial information

Summarized financial information of our TELUS International (Cda) Inc. subsidiary is set out in the following table.

As at, or for the years ended, December 31 (millions) [1]	2021	2020
Statement of financial position [2]
Current assets	$874	$740
Non-current assets	$3,804	$4,016
Current liabilities	$1,098	$679
Non-current liabilities	$1,475	$2,660
Statement of income and other comprehensive income
Revenue and other income	$2,754	$2,222
Net income	$99	$141
Comprehensive income	$22	$189
Statement of cash flows
Cash provided by operating activities	$347	$353
Cash used by investing activities	$(138)	$(2,511)
Cash provided by financing activities	$(252)	$2,268

1	As required by IFRS-IASB, this summarized financial information excludes inter-company eliminations.
2	The December 31, 2020, balances have been adjusted to reflect finalization of purchase price allocations for the acquisition of Lionbridge AI in fiscal 2020, as explained further in Note 18(c).

64 | December 31, 2021

notes to consolidated financial statements

29	contingent liabilities

(a)	Claims and lawsuits

General

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, other mobile carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us and, in some cases, other mobile carriers and telecommunications service providers.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the items enumerated following.

Certified class actions

Certified class actions against us include the following:

Per minute billing class action

In 2008, a class action was brought in Ontario against us alleging breach of contract, breach of the Ontario Consumer Protection Act, breach of the Competition Act and unjust enrichment, in connection with our practice of “rounding up” mobile airtime to the nearest minute and charging for the full minute. The action sought certification of a national class. In November 2014, an Ontario class only was certified by the Ontario Superior Court of Justice in relation to the breach of contract, breach of Consumer Protection Act, and unjust enrichment claims; all appeals of the certification decision have now been exhausted. At the same time, the Ontario Superior Court of Justice declined to stay the claims of our business customers, notwithstanding an arbitration clause in our customer service agreements with those customers. This latter decision was appealed and on May 31, 2017, the Ontario Court of Appeal dismissed our appeal. The Supreme Court of Canada granted us leave to appeal this decision and on April 4, 2019, granted our appeal and stayed the claims of business customers.

Call set-up time class actions

In 2005, a class action was brought against us in British Columbia alleging that we have engaged in deceptive trade practices in charging for incoming calls from the moment the caller connects to the network, and not from the moment the incoming call is connected to the recipient. In 2011, the Supreme Court of Canada upheld a stay of all of the causes of action advanced by the plaintiff in this class action, with one exception, based on the arbitration clause that was included in our customer service agreements. The sole exception was the cause of action based on deceptive or unconscionable practices under the British Columbia Business Practices and Consumer Protection Act, which the Supreme Court of Canada declined to stay. In January 2016, the British Columbia Supreme Court certified this class action in relation to the claim under the Business Practices and Consumer Protection Act. The class is limited to residents of British Columbia who contracted mobile services with us in the period from January 21, 1999, to April 2010. We have appealed the certification decision. A companion class action was brought against us in Alberta at the same time as the British Columbia class action. The Alberta class action duplicates the allegations in the British Columbia action, but has not proceeded to date and is not certified. Subject to a number of conditions, including court approval, we have now settled both the British Columbia and the Alberta class actions.

Uncertified class actions

Uncertified class actions against us include:

9-1-1 class actions

In 2008, a class action was brought in Saskatchewan against us and other Canadian telecommunications carriers alleging that, among other matters, we failed to provide proper notice of 9-1-1 charges to the public, have been deceitfully passing them off as government charges, and have charged 9-1-1 fees to customers who reside in areas where 9-1-1 service is not available. The plaintiffs advance causes of action in breach of contract, misrepresentation and false advertising and seek certification of a national class. A virtually identical class action was filed in Alberta at the same time, but the Alberta Court of Queen’s Bench declared that class action expired against us as of 2009. No steps have been taken in this proceeding since 2016.

December 31, 2021 | 65

notes to consolidated financial statements

Public Mobile class actions

In 2014, class actions were brought against us in Quebec and Ontario on behalf of Public Mobile’s customers, alleging that changes to the technology, services and rate plans made by us contravene our statutory and common law obligations. In particular, the Quebec action alleges that our actions constitute a breach of the Quebec Consumer Protection Act, the Quebec Civil Code, and the Ontario Consumer Protection Act. On June 28, 2021, the Quebec Superior Court approved the discontinuance of this claim against TELUS. The Ontario class action alleges negligence, breach of express and implied warranty, breach of the Competition Act, unjust enrichment, and waiver of tort. No steps have been taken in this proceeding since it was filed and served.

Handset subsidy class action

In 2016, a class action was brought in Quebec against us and other telecommunications carriers alleging that we breached the Quebec Consumer Protection Act and the Civil Code of Quebec by making false or misleading representations relating to the handset subsidy provided to our mobile customers, and by charging our mobile customers inflated rate plan prices and termination fees higher than those permitted under the Act. The claim was later amended to also seek compensation for amounts paid by class members to unlock their mobile devices. The authorization hearing was held on April 30 and May 1, 2019, and on July 15, 2019, the Quebec Superior Court dismissed the authorization application. The Plaintiff’s appeal of this decision was dismissed by the Quebec Court of Appeal on July 23, 2021. The Plaintiff has not sought leave to appeal to the Supreme Court of Canada and the time for doing so has now expired. The action is therefore at an end.

Summary

We believe that we have good defences to the above matters. Should the ultimate resolution of these matters differ from management’s assessments and assumptions, a material adjustment to our financial position and the results of our operations, including cash flows, could result. Management’s assessments and assumptions include that reliable estimates of any such exposure cannot be made considering the continued uncertainty about: the nature of the damages that may be sought by the plaintiffs; the causes of action that are being, or may ultimately be, pursued; and, in the case of the uncertified class actions, the causes of action that may ultimately be certified.

(b)	Indemnification obligations

In the normal course of operations, we provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration. These indemnifications would require us to compensate the indemnified parties for costs incurred as a result of failure to comply with contractual obligations, or litigation claims or statutory sanctions, or damages that may be suffered by an indemnified party. In some cases, there is no maximum limit on these indemnification obligations. The overall maximum amount of an indemnification obligation will depend on future events and conditions and therefore cannot be reasonably estimated. Where appropriate, an indemnification obligation is recorded as a liability. Other than obligations recorded as liabilities at the time of the related transactions, historically we have not made significant payments under these indemnifications. As at December 31, 2021, we had no liability recorded in respect of our indemnification obligations.

See Note 21(b) for details regarding our guarantees to the real estate joint ventures.

(c)	Concentration of labour

In 2021, we commenced collective bargaining with the Telecommunications Workers Union, United Steelworkers Local 1944, to renew a collective agreement that expired on December 31, 2021; the contract covered approximately 23% of our Canadian workforce as at December 31, 2021. The expired contract remains in effect while the parties are bargaining, until a new agreement is reached.

66 | December 31, 2021

notes to consolidated financial statements

30	related party transactions

(a)	Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors and our Executive Team.

Total compensation expense for key management personnel, and the composition thereof, is as follows:

Years ended December 31 (millions)	2021	2020 [1]
Short-term benefits	$16	$14
Post-employment pension [2] and other benefits	13	8
Share-based compensation [3]	70	42
	$99	$64

1	To reflect the expanded roles and responsibilities of Executive Team members who are not also Executive Leadership Team members, in fiscal 2021 we expanded our definition of key management personnel to include all Executive Team members, and we have applied such definition retrospectively.
2	Our Executive Team members are members of our Pension Plan for Management and Professional Employees of TELUS Corporation and certain other non-registered, non-contributory supplementary defined benefit and defined contribution pension plans.
3	We accrue an expense for the notional subset of our restricted share units with market performance conditions using a fair value determined by a Monte Carlo simulation. Restricted share units with an equity settlement feature are accounted for as equity instruments. The expense for restricted share units that do not ultimately vest is reversed against the expense that was previously recorded in their respect.

As disclosed in Note 14, we made initial awards of share-based compensation in 2021 and 2020, including, as set out in the following table, to our key management personnel. As most of these awards are cliff-vesting or graded-vesting and have multi-year requisite service periods, the related expense is being recognized rateably over a period of years and thus only a portion of the 2021 and 2020 initial awards are included in the amounts in the table above.

Years ended December 31 ($ in millions)	2021			2020
	Number of units	Notional value [1]	Grant-date fair value [1]	Number of units	Notional value [1]	Grant-date fair value [1]
TELUS Corporation
Restricted share units	1,273,308	$33	$36	981,088	$25	$33
TELUS International (Cda) Inc.
Restricted share units	437,857	15	15	—	—	—
Share options	167,693	1	1	—	—	—
		16	16		—	—
		$49	$52		$25	$33

1	The notional value of restricted share units is determined by multiplying the equity share price at the time of award by the number of units awarded; the grant-date fair value differs from the notional value because the fair values of some awards have been determined using a Monte Carlo simulation (see Note 14(b)). The notional value of share options has been determined using an option pricing model. No share options were awarded to our key management personnel in fiscal 2020.

The amount recorded for liability-accounted restricted share units and share options awards outstanding as at December 31, 2021 was $7 million (2020 – $10 million).

Our Directors’ Deferred Share Unit Plan provides that, in addition to his or her annual equity grant of deferred share units, a director may elect to receive his or her annual retainer and meeting fees in deferred share units, TELUS Corporation Common Shares or cash. Deferred share units entitle directors to a specified number of TELUS Corporation Common Shares. Deferred share units accounted for as liabilities have been paid out when a director ceased to be a director, for any reason, at a time elected by the director in accordance with the Directors’ Deferred Share Unit Plan; during the year ended December 31, 2021, no amount was paid out (2020 – $3 million). As at December 31, 2021 and 2020, no liability-accounted awards were outstanding.

During the year ended December 31, 2021, key management personnel exercised 215,973 TELUS International (Cda) Inc. share options (2020 – NIL), which had an intrinsic value of $7 million (2020 – NIL) at the time of exercise, reflecting a weighted average price at the date of exercise of $39.58 (2020 – N/A).

Employment agreements with members of the Executive Team typically provide for severance payments if an executive’s employment is terminated without cause: generally 18–24 months of base salary, benefits and accrual of pension service in lieu of notice, and 50% of base salary in lieu of an annual cash bonus. In the event of a change in control, Executive Team members are not entitled to treatment any different than that given to our other employees with respect to non-vested share-based compensation.

December 31, 2021 | 67

notes to consolidated financial statements

(b)	Transactions with defined benefit pension plans

During the year ended December 31, 2021, we provided management and administrative services to our defined benefit pension plans; the charges for these services were on a cost recovery basis and amounted to $7 million (2020 – $7 million).

(c)	Transactions with real estate joint venture

During the years ended December 31, 2021 and 2020, we had transactions with the TELUS Sky real estate joint venture, which is a related party, as set out in Note 21. As at December 31, 2021, we had recorded lease liabilities of $95 million (2020 – $76 million) in respect of our TELUS Sky lease, and monthly cash payments are made in accordance with the lease agreement; one-third of those amounts is due to our economic interest in the real estate joint venture.

31	additional statement of cash flow information

(a)	Statements of cash flows – operating activities and investing activities

Years ended December 31 (millions)	Note	2021	2020
OPERATING ACTIVITIES
Net change in non-cash operating working capital
Accounts receivable		$(290)	$(231)
Inventories		(41)	30
Contract assets		(4)	298
Prepaid expenses		(44)	79
Accounts payable and accrued liabilities		289	189
Income and other taxes receivable and payable, net		(77)	(49)
Advance billings and customer deposits		62	54
Provisions		23	(100)
		$(82)	$270
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences
Capital asset additions
Gross capital expenditures
Property, plant and equipment	17	$(3,188)	$(2,672)
Intangible assets subject to amortization	18	(864)	(640)
		(4,052)	(3,312)
Additions arising from leases	17	554	530
Additions arising from non-monetary transactions		—	7
Capital expenditures	5	(3,498)	(2,775)
Effect of asset retirement obligations		171	(157)
		(3,327)	(2,932)
Other non-cash items included above
Change in associated non-cash investing working capital		401	(50)
Non-cash change in asset retirement obligation		(171)	160
		230	110
		$(3,097)	$(2,822)

68 | December 31, 2021

notes to consolidated financial statements

(b)	Changes in liabilities arising from financing activities

		Statement of cash flows		Non-cash changes
(millions)	Beginning of period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement (Note 4(i))	Other	End of period
YEAR ENDED DECEMBER 31, 2020
Dividends payable to holders of Common Shares	$352	$—	$(1,469)	$—	$1,520	$403
Dividends reinvested in shares from Treasury	—	—	539	—	(539)	—
	$352	$—	$(930)	$—	$981	$403
Short-term borrowings	$100	$215	$(223)	$—	$8	$100
Long-term debt
TELUS Corporation senior notes	$14,479	$1,500	$(900)	$(60)	$2	$15,021
TELUS Corporation commercial paper	1,015	1,782	(2,116)	50	—	731
TELUS Communications Inc. debentures	621	—	—	—	1	622
TELUS International (Cda) Inc. credit facility	431	1,600	(191)	(27)	(9)	1,804
Other	267	—	(319)	—	325	273
Lease liabilities	1,661	—	(365)	7	534	1,837
Derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt – liability (asset)	(37)	2,137	(2,109)	94	35	120
	18,437	7,019	(6,000)	64	888	20,408
To eliminate effect of gross settlement of derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt	—	(2,137)	2,137	—	—	—
	$18,437	$4,882	$(3,863)	$64	$888	$20,408
YEAR ENDED DECEMBER 31, 2021
Dividends payable to holders of Common Shares	$403	$—	$(1,665)	$—	$1,711	$449
Dividends reinvested in shares from Treasury	—	—	620	—	(620)	—
	$403	$—	$(1,045)	$—	$1,091	$449
Short-term borrowings	$100	$12	$(2)	$—	$4	$114
Long-term debt
TELUS Corporation senior notes	$15,021	$1,250	$(1,000)	$(13)	$—	$15,258
TELUS Corporation commercial paper	731	3,585	(2,378)	(38)	—	1,900
TELUS Communications Inc. debentures	622	—	(175)	—	1	448
TELUS International (Cda) Inc. credit facility	1,804	56	(797)	(4)	3	1,062
Other	273	—	(89)	—	124	308
Lease liabilities	1,837	—	(502)	1	540	1,876
Derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt – liability (asset)	120	2,406	(2,437)	10	(95)	4
	20,408	7,297	(7,378)	(44)	573	20,856
To eliminate effect of gross settlement of derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt	—	(2,406)	2,406	—	—	—
	$20,408	$4,891	$(4,972)	$(44)	$573	$20,856

December 31, 2021 | 69